BLACKROCK INC


BLACKROCK

ANNUAL REPORT 2002



HIGHLIGHTS

- DILUTED EARNINGS PER SHARE ROSE 24% TO $2.04.
- ASSETS UNDER MANAGEMENT GREW 14% TO $273 BILLION.
- NET NEW BUSINESS EXCEEDED $42 BILLION, BEFORE GIVING EFFECT TO OVER $17 BILLION OF REBALANCING AND PNC-RELATED OUTFLOWS.
- ASSETS MANAGED FOR DOMESTIC INSTITUTIONS INCREASED 15% TO $199 BILLION.
- ASSETS MANAGED FOR INTERNATIONAL INSTITUTIONS ROSE 34% TO $44 BILLION.
- FIXED INCOME ASSETS GREW 30% TO $176 BILLION.
- AVERAGE LIQUIDITY ASSETS WERE UP 9% TO $76 BILLION.



- INTERNATIONAL EQUITY ASSETS INCREASED 3% TO $9 BILLION.
- BLACKROCK SOLUTIONS REVENUE ROSE BY MORE THAN 50%.
- ESTABLISHED SMALL AND MID CAP GROWTH EQUITY TEAM IN BOSTON.
- ACQUIRED EQUITY HEDGE FUND MANAGER, CYLLENIUS CAPITAL.
- ADDED HIGH NET WORTH AND PRIVATE CLIENT DISTRIBUTION TEAMS.
- HIRED 5-PERSON LARGE CAP QUANTITATIVE EQUITY TEAM IN FEBRUARY 2003.

2002 FINANCIAL HIGHLIGHTS



Assets Under Management
($ millions)


$203,769
$238,584
$272,841
00
01
02

Revenue
($ thousands)


$476,872
$533,144
$576,977
00
01
02

Diluted Earnings
Per Common Share


$1.35
$1.65
$2.04
00
01
02



(in thousands of dollars, except per-share data)	2002	2001	2000
	Years ended December 31,		
Revenue	**$576,977**	$533,144	$476,872
Operating Income	**215,139**	170,176	143,038
Net Income	**133,249**	107,434	87,361
EBITDA[a]	**244,869**	207,773	170,767
Operating Margin[b]	**40.1%**	36.0%	35.7%
Per Common Share:			
Diluted Earnings	**2.04**	1.65	1.35
Book Value	**9.78**	7.54	5.75
Assets Under Management *(in millions)*	**272,841**	238,584	203,769

(a) Earnings before interest, taxes, depreciation and amortization.
(b) Operating income divided by total revenue less fund administration and servicing costs-affiliates.



CHAIRMAN'S LETTER

2002 was one of the most difficult years in memory for global investors. Threats of terrorism and impending war cast a pall on market psychology. Weakening economies here and abroad impaired investor confidence and forestalled the possibility of sustained recovery. Bond markets were plagued by volatility akin to equities, with findings of fraud and bankruptcies of major debt issuers. Stock markets suffered substantial declines for a third consecutive year. The resulting loss of wealth has been staggering and has forced both institutional and individual investors to reexamine their investment strategies and to seek new solutions to the age-old challenge of providing adequately for an uncertain future.

Throughout these challenging times, BlackRock has set itself apart as an investment manager that helps clients solve problems. These capabilities helped us generate net new business of $25 billion during the year, driving a 14% increase in total assets under management to $273 billion. We continued to expand our client base, adding $17 billion of net fundings from domestic institutions, $10 billion from international investors and $2 billion in new closed-end bond funds. BlackRock Solutions also added significant new risk management and investment system outsourcing assignments, growing revenues more than 50% in 2002. All of these efforts contributed to an industry-leading 24% growth in earnings to $2.04 per diluted share.

Our strong results in 2002 reflect the hard work of our entire organization. Although I have said it many times, it bears repeating: our people are our most important asset. But BlackRock is much more than a collection of talented individuals – we are a unified team working together on a daily basis to meet our clients' expectations. Throughout our organization, we share a culture of excellence, recognizing that every employee has the power to positively influence a client's perception of BlackRock. We encourage open and active dialogues firmwide to facilitate a broad understanding of our business, reconsider legacy processes and pursue opportunities for improvement.

During 2002, we made key investments to enhance BlackRock's distribution capabilities. In particular, we added experienced marketing and client service professionals to support our existing domestic and global institutional efforts, including expanding our ability to serve middle market investors. We also attracted experienced teams to serve high net worth investors and to enhance our private client distribution capabilities. At the end of the year, we combined all of these efforts on a unified platform to achieve greater consistency in the delivery of our products and services and to enhance cross-selling efforts across all channels.

For the past two years, we have talked openly about our need to upgrade our domestic equity effort. Much of that work has now been completed. In January 2002, we introduced our Boston-based small and mid cap value team. During the course of the year, we established a fundamental small and mid cap growth effort anchored by a team formerly with MFS Investment Management. We also restructured our opportunistic growth team and products in Wilmington. Finally, in February 2003, we hired an experienced quantitative equity team to lead our domestic large cap effort. Quantitative equity management shares the highly disciplined investment and risk management philosophy that defines BlackRock's fixed income business, a fact that we believe will be very powerful in our cross-selling efforts over time.

I am often asked what asset mix or revenue mix we are targeting. As far as I am concerned, there is no "right" mix. If equities grow, but remain a relatively small portion of our asset base because fixed income continues to prosper, our shareholders will have been well served. In general, if we are able to deliver what we promise to investors, we will strengthen our relationships, add high quality revenues and be successful in implementing our strategies. Given the market environment, it is impossible to say how long it will take to gauge the success of our equity effort. If the stock markets remain weak, we may look back and wonder if we invested in restructuring our equity business too early. Then again, it would be imprudent to try to time the market when finding top quality investment professionals and ensuring organizational fit are of paramount importance to building a world-class investment manager.

Without doubt, 2002 was exceedingly challenging. 2003 could be even more so. The federal government is again facing deficits that will only grow as the war on terrorism expands. State and local governments are facing budget shortfalls of mammoth proportions. Continuing weak business conditions have caused corporate investment to slow dramatically. Consumer spending, which has helped prop up the economy, is threatened by growing unemployment, wage pressure, and rising medical costs, tuition and taxes. Insurance companies are under increasing capital pressure. Banks, having largely retreated from corporate lending, are extending out the yield curve to support spread income. On sharply reduced revenues, brokerage firms are cutting costs and redirecting capital to proprietary trading, reducing market liquidity. Pension plans faced with funding shortfalls are reconsidering asset allocation strategies, and their conclusions could have a significant impact on markets worldwide.

BlackRock is well positioned to help our clients navigate their investment challenges, and I remain convinced that we will have tremendous opportunities to build on our existing capabilities and expand in new directions. Nonetheless, we are mindful of the environment in which we are operating. While we cannot control the markets, we can and will be intelligent about where we allocate resources and how we prioritize spending. As in past years, our first priority is to protect our franchise by ensuring appropriate focus on BlackRock's flagship products and on serving our clients. In addition, we must integrate our new capabilities and capitalize on the investments we have made over the past 15 months. These are significant commitments that must be satisfied to support BlackRock's future success.

Perpetuating our business model and cultivating our corporate culture as our product line expands and our employee base grows globally is among our most difficult and critical challenges. We continue to believe that BlackRock's integrated team approach is the best way to build a franchise capable of creating shareholder value in a variety of business and market environments, but it is obviously dependent on being able to retain and attract talented professionals. Accordingly, we are constantly refining our compensation programs to help us meet these challenges while ensuring that employee incentives are aligned with the interests of our clients and shareholders. This past year, for example, we worked closely with PNC to develop a new long-term retention and incentive plan that includes a substantial performance-based deferred compensation pool.

Looking forward, I remain very excited about BlackRock's opportunities. Inevitably, there will be bumps in the road, but I derive great confidence from the quality of our employees and the pride that they take in their work. They know, as I do, that our future success lies in their collective efforts to serve our clients, manage our business with discipline and strengthen our franchise. We also benefit immeasurably from the guidance provided by our Board of Directors, which has been expanded to include two additional independent directors who will contribute vast global experience to our efforts. Finally, I want to express my appreciation to our clients and shareholders for their continued confidence in BlackRock – the entire BlackRock team remains fully committed to maintaining that confidence as we build our business.

Sincerely,



Laurence D. Fink
Chairman and CEO




$243
$206
$170
$130
$99
98
99
00
01
02

Institutional Investors —
Assets Under Management *($ in billions)*

HIGHLIGHTS

- More than 2,000 institutional clients in 33 countries worldwide.
- Client base includes 147 of Fortune 500 companies, including half of the top 100 and 8 of the top 10.
- 50 client relationships exceed $1 billion in total assets under management.
- $7.4 billion of net new business from U.S. pension plans and other tax-exempt institutional investors.
- $6.4 billion of net inflows in BlackRock Provident Institutional Funds and offshore liquidity funds.

OUR CLIENTS

BlackRock's primary mission is to serve our clients with competitive investment products, effective risk management solutions, and the highest quality service. One of the key measures of success in fulfilling our mission is net new business, which totaled $35 billion in 2002 across all channels other than PNC. We also made key investments during the year to expand our ability to serve middle market institutions, high net worth investors and private clients. At the end of the year, we consolidated all of these efforts on a unified marketing and client service platform, which we believe will enable us to better leverage our relationships and cross-sell BlackRock's products and services.

Our largest client base continues to be domestic tax-exempt institutions, including public and private pension plans, foundations and endowments. At year-end 2002, these investors represented 30% of our total assets under management, with $81 billion managed for 270 separate account clients. Our new business efforts yielded $7.4 billion of net inflows during the year, overcoming approximately $7.7 billion of outflows resulting from client rebalancing of bond/equity allocations. We have benefited from manager consolidation by pension plans, and we continue to see tremendous opportunity to broaden our existing relationships and to attract new clients as our product line and distribution capabilities expand.

Domestic institutional liquidity assets totaled $68 billion at December 31, 2002, or 25% of total assets under management. During the year, $6.1 billion of net inflows in our U.S. institutional money market funds were offset by $5.9 billion of net outflows in securities lending and other liquidity separate accounts. A variety of institutions use our liquidity products, including bank trusts, corporations and municipalities, and their investment activity is supported by a dedicated client service team and selected software applications. In 2003, we will continue to pursue incremental penetration in this highly competitive market and seek to better serve these clients through expanded cross-selling efforts.

During 2002, assets managed for domestic taxable institutions grew to $50 billion, or 18% of total assets under management at year-end. Growth came principally from insurance clients, where we capitalized on the changing industry landscape and added $8.2 billion in net new business. By offering a comprehensive suite of services, including portfolio management, strategic advice, asset/liability management, portfolio hedging and investment accounting services, we have established BlackRock as one of the largest independent managers of insurance assets in the United States. In early 2003, we added a senior portfolio manager with extensive industry experience, enhancing our ability to serve insurers and banks as they expand their investment outsourcing activity.

OUR CLIENTS CONT'D

BlackRock continued to expand its global presence in 2002, increasing assets managed for international clients to $44 billion, or 16% of total assets under management at year-end. During the year, we raised $3.0 billion from offshore insurance companies and $7.4 billion from other institutional investors in Europe, Asia and the Middle East through our direct marketing efforts in Edinburgh, Tokyo and Hong Kong and through our alliances with Nomura in Japan and Westpac in Australia. BlackRock is poised to benefit from increased global focus on risk-adjusted returns and risk management capabilities, particularly as our global name recognition improves and additional local distribution capabilities are established.

A significant percentage of our separate account assets are shared relationships with institutional consultants, who advise our clients on actuarial analysis, asset allocation, manager search, selection and monitoring. To enhance coordination and comprehensive service, we establish three-way partnerships with our clients and their consultants, sharing insights about the markets and industry trends and providing regular updates on BlackRock's business and investment performance. These efforts, which are supported by a dedicated consultant marketing group, have contributed substantially to our new business efforts, helping us achieve a 29% compound annual growth rate in separate account assets under management over the past five years.

Individual investors are served through two distinct efforts that collectively represented $30 billion, or 11% of total assets under management at year-end 2002. Our private client group focuses on wholesale distribution of BlackRock's mutual funds and managed accounts through national and regional broker dealers, financial planners and PNC. Our wealth management group offers traditional and alternative investments directly to high net worth investors and family offices. New business efforts in 2002 resulted in $2.9 billion of net inflows in new closed-end funds and separate accounts for high net worth investors, which were overwhelmed by a 25% decline in open-end fund assets resulting principally from equity market declines and $5.0 billion of outflows from PNC-related accounts. We expect that the addition of senior professionals in both of these efforts will help us increase assets managed for individual investors over time.

HIGHLIGHTS

- $9.2 billion of net new business from domestic insurance companies and other taxable institutions.
- $10.4 billion of net new business from international clients in 2002.
- $2.1 billion raised in new closed-end bond funds during the year.
- Formalized high net worth effort with addition of dedicated professionals in April 2002.
- Attracted experienced team in November 2002 to enhance private client distribution capabilities.




$32
$35
$33
$33
$30
98
99
00
01
02

Individual Investors —
Assets Under Management *($ in billions)*




$65
$86
$117
$135
$176
98
99
00
01
02

Fixed Income —
Assets Under Management *($ in billions)*

HIGHLIGHTS

- One of the three largest active U.S. bond managers worldwide.
- Fixed income assets increased 30% to $176 billion under management at year-end.
- 27% five-year compound annual growth rate, supported by $27 billion of net new business in 2002.
- Increasingly diversified product mix, with strong inflows during 2002 in global bond and high yield mandates.
- Maintained strong long-term track record of competitive investment performance.

FIXED INCOME

Fixed income investors faced deteriorating credit quality, defaults, bankruptcies and fraud, as well as ongoing threats of terrorism and war throughout 2002. While not immune to the hostile market environment, adherence to our disciplined investment process enabled us to achieve competitive investment performance for our clients. We ended the year with $176 billion of fixed income assets under management. Net new business exceeded $27 billion, with strong growth across an increasingly diverse product mix. For example, high yield accounts were up 60% to $2.3 billion and global bond mandates quadrupled to $5.1 billion.

During the year, we continued to enhance our fixed income capabilities. In addition to attracting additional experienced investment professionals, we took steps to hone our risk analytics and ensure optimal use of our quantitative capabilities in the investment process. We also devoted considerable resources to the development of a proprietary credit risk management system that enables us to efficiently aggregate company data, analyst research and holdings information across the entire firm. By the end of the year, these capabilities were in production, adding further depth to our investment process.

Despite the difficult environment, more than three-quarters of our fixed income composites ranked in the top two peer group quartiles for the one, three, five, seven and ten-year periods ended December 31, 2002.* Our fixed income-related alternative investments, which represent another $5.2 billion in assets under management, navigated treacherous terrain, with real estate portfolios benefiting from lower rates and collateralized bond obligations hurt by adverse high yield markets. Our fixed income hedge funds closed the year on a positive note after sustaining losses mid-year on yield curve positioning, increased volatility and corporate credit events.

Fixed income remains at the heart of BlackRock's franchise, representing 64% of our total assets under management at year-end. Our success is a direct result of our strong long-term investment performance, which in turn reflects the efforts of our entire team to meet our clients' expectations. Our investment professionals work closely with BlackRock Solutions, client service, operations and administration personnel to implement investment strategies efficiently and effectively. Their combined talent and efforts have enabled us to achieve 27% compound annual growth in fixed income assets under management over the past five years and are the basis upon which we will strive to continue to build a successful business.

* See performance notes on inside back cover.

LIQUIDITY

Liquidity assets, including money market funds, totaled $79 billion at year-end 2002, representing 29% of BlackRock's total assets under management. Flows remained volatile, declining steadily throughout much of the year before rebounding sharply in the fourth quarter following the Federal Reserve's November rate cut. Over the course of the year, assets averaged $76 billion, corresponding to a 9% increase over average assets in 2001.

BlackRock Provident Institutional Funds (BPIF), our institutional money market fund family, represented 72% of total liquidity assets, with the remainder invested in BlackRock Funds money market funds and a variety of accounts for securities lending and other liquidity investors. The favorable rate environment and a strong sales effort supported $6.4 billion of inflows in BPIF and offshore liquidity funds, which was partially offset by $3.4 billion of outflows in retail money market funds and separate accounts. At the same time, sustained adverse equity market conditions continued to cause volatility in securities lending portfolios, which experienced net outflows of $4.3 billion.

Investment performance has remained competitive, with all of our institutional and retail funds ranked in the top two peer quartiles for the one, three, five, seven and ten-year periods ended December 31, 2002.* Our four largest institutional funds, with aggregate assets exceeding $51 billion, ranked in the top quartile during those same periods. BlackRock's continued success in delivering consistently competitive performance is a testament to our liquidity team's commitment to conservative money management, which emphasizes stability and safety of principal and is backed by an unsurpassed risk management culture found throughout the BlackRock organization.

We are also taking measured steps to expand our product line and distribution capabilities. During 2002, we introduced Euro- and Sterling-denominated liquidity funds for international investors and added sales professionals in the U.S. and Europe. While others in the industry have employed aggressive pricing and/or investment practices to attract assets, we have maintained, and will continue to maintain, a very disciplined approach to managing our liquidity business, choosing instead to pursue incremental market share on the basis of consistent performance and superior client service. At some point in the future, however, the economy will recover and the Federal Reserve will reverse its two-yearlong accommodative stance. When that happens, liquidity investors may redeploy assets in direct capital market investments, which would lead to an industry wide decline in liquidity assets under management.

HIGHLIGHTS

- One of the ten largest managers of institutional money market funds in the United States.
- Average liquidity assets under management increased 9% to $76 billion in 2002.
- 15% five-year compound annual growth rate, supported by strong sales and service efforts and favorable rate environment.
- Introduced Euro- and Sterling-denominated liquidity funds for international institutional investors.
- Maintained competitive investment performance without compromising conservative credit, maturity or liquidity biases.

* See performance notes on inside back cover




$49
$58
$61
$80
$79
98
99
00
01
02

Liquidity —
Assets Under Management *($ in billions)*





$22
$19
$18
$15
$14
98
99
00
01
02

Equities —
Assets Under Management *($ in billions)*

■ Domestic
□ International

HIGHLIGHTS

- International equity assets up 3% to $9 billion under management at year-end, supported by $2.1 billion of net new business.
- Domestic equity assets down 53% to $4.5 billion under management at year-end, hurt by both sharp market declines and substantial outflows.
- Restructured domestic equity capabilities, adding new small and mid cap growth and large cap quantitative equity teams.
- Search activity has increased and is expected to expand as new teams are integrated.

EQUITIES

Major equity markets worldwide fell in 2002, marking the first time in over 60 years that equities have realized negative returns for three consecutive years. Although equities represent a small portion of BlackRock's total asset base, we were not immune from the adverse effects of the markets, as equity assets under management declined 26% to $13.5 billion at year-end 2002. In the face of this exceptionally difficult environment, we made significant investments to restructure BlackRock's domestic equity management capabilities, adding investment expertise upon which we believe we can build a more robust business over time.

Net new business of $2.1 billion in international equity products enabled BlackRock to overcome double digit market declines and close the year up 3% to $9 billion. Investment results during the year were mixed, with Pacific Basin accounts finishing ahead of the index and European portfolios falling short of their benchmarks, principally as a result of poor performance in the second half of the year. Although we consistently strive to achieve strong relative returns, volatility is expected given the risk profile of these equity products. We remain confident in our international equity team and their investment process, and look forward to returning to historical levels of strong relative performance.

Domestic equity assets declined 53% to $4.5 billion at year-end, largely due to market depreciation and outflows in PNC-related accounts. Over the past 15 months, we have substantially restructured our domestic equity effort, hiring experienced small and mid cap value and growth professionals and acquiring equity hedge fund manager, Cyllenius Capital. Our most critical priority has been to ensure continuity in each new team's process and performance. Accordingly, new business flows lag our restructuring efforts, although the fourth quarter funding of $165 million in separate accounts and a growing pipeline of new business opportunities are early signs of positive momentum.

In February 2003, we completed the restructuring of our equity business with the addition of a large cap quantitative equity team that shares BlackRock's highly disciplined investment and risk management philosophy. As our annual report goes to print, however, global equity markets are down on pressure from European pension plan selling and geopolitical uncertainty, and the timing of an economic recovery remains uncertain. It may be some time, therefore, before global equity markets return to more normalized performance. When they do, however, BlackRock will be well positioned to better serve our clients with a variety of attractive equity products.

BLACKROCK SOLUTIONS®

The tumultuous market environment of the past several years has illuminated the critical need for sound risk management, which has been the very foundation of BlackRock's investment philosophy and process since the inception of the firm. Through BlackRock Solutions, we offer a variety of services to help institutional investors monitor and manage their balance sheet risks and the operational risks associated with their investment activities. In 2002, nine new clients chose to initiate relationships with BlackRock Solutions, and revenue increased by more than 50% over 2001.

A growing universe of world-class financial institutions, mortgage banks, insurance companies, pension plans and corporations have turned to BlackRock Solutions for risk reporting (the Green Package™), risk management consulting, hedging advice, statutory investment accounting and real time risk analytic tools (ANSER™). These relationships typically require ongoing services and are often delivered in conjunction with investment management services. Clients also call on BlackRock Solutions for shorter-term assistance on strategic initiatives, such as portfolio liquidations or restructuring in connection with planned business divestitures. At year-end 2002, we had 38 risk management and investment accounting assignments.

A growing number of institutional investors have selected BlackRock Solutions' enterprise investment system (Aladdin®) outsourcing services to support their internal investment operations. These relationships require substantial resources to implement the system at the client's site, assist with process reengineering, tailor functionality to serve the client's unique needs, and provide ongoing user support. Depending on the client's size and complexity, implementation can take a year or more, with a contractual commitment of five to ten years. As of year-end 2002, six implementations had been completed and a seventh was in process.

BlackRock Solutions continues to represent an important initiative for BlackRock. We created the platform to support our own operations and we rely on it throughout our organization. In addition, these services offer significant potential for revenue enhancement and diversification over time. Indeed, the resurgence in global focus on investment and operational risk management is contributing to increased interest in BlackRock Solutions, which bodes well for our future growth opportunities. We remain committed, however, to managing the growth of the business to ensure the highest quality client service which, in turn, should enable us to maximize shareholder value over time.

HIGHLIGHTS

- Increased BlackRock Solutions revenues by more than 50% since 2001.
- Over $2 trillion of assets, liabilities and derivative positions on proprietary risk management system, Aladdin®.
- Added eleven and finished three risk management assignments, and completed three system implementations during 2002.
- Continued to build premier client base, including financial institutions, insurance companies, asset managers, mortgage banks, pension plans and corporations.
- Rolled out BlackRock's proprietary credit risk management system.




20
24
35
45
99
00
01
02

BlackRock Solutions —
Number of Assignments

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The consolidated financial statements of BlackRock include the "carved out" historical operating results of the asset management businesses of PNC which were consolidated under BlackRock in 1998 as if the combined operations had been a separate entity prior to the formation of BlackRock. The selected financial data presented below has been derived in part from, and should be read in conjunction with, the consolidated financial statements of BlackRock and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

		Year ended December 31,			
(Dollar amounts in thousands, except per share data or otherwise stated)	**2002**	2001	2000	1999	1998
Income statement data					
Revenue					
Investment advisory and administration fees:					
Mutual funds	**$212,214**	$217,361	$229,259	$214,728	$162,487
Separate accounts	**306,951**	278,126	223,521	154,046	101,352
BlackRock Asset Investors (BAI)(1)	**—**	—	—	(7,072)	61,199
Total advisory and administration fees	**519,165**	495,487	452,780	361,702	325,038
Other income	**57,812**	37,657	24,092	19,279	14,444
Total revenue	**576,977**	533,144	476,872	380,981	339,482
Expense					
Employee compensation and benefits	**230,634**	215,118	189,684	138,025	109,741
BAI incentive compensation(1)	**—**	—	—	(5,387)	44,806
Fund administration and servicing costs-affiliates	**40,304**	60,829	75,686	78,666	52,972
General and administration	**90,076**	76,567	58,311	48,570	38,696
Amortization of intangible assets(2)	**824**	10,454	10,153	9,653	9,653
Closed-end fund offering costs	**—**	—	—	511	4,252
Total expense	**361,838**	362,968	333,834	270,038	260,120
Operating income	**215,139**	170,176	143,038	110,943	79,362
Non-operating income (expense)					
Investment income	**9,492**	11,576	7,734	3,445	1,995
Interest expense	**(683)**	(761)	(855)	(10,938)	(13,347)
	8,809	10,815	6,879	(7,493)	(11,352)
Income before income taxes	**223,948**	180,991	149,917	103,450	68,010
Income taxes	**90,699**	73,557	62,556	44,033	32,395
Net income	**$133,249**	$107,434	$87,361	$59,417	$35,615
Per share data (unaudited)					
Basic earnings	**$2.06**	$1.67	$1.37	$1.04	$0.67
Diluted earnings	**2.04**	1.65	1.35	1.04	0.66
Book value	**9.78**	7.54	5.75	4.39	1.94
Market value	**39.40**	41.70	42.00	17.19	N/A
Cash dividends declared per common share	**N/A**	N/A	N/A	N/A	N/A
Balance sheet data					
Cash and cash equivalents	**$255,234**	$186,451	$192,590	$157,129	$113,450
Investments	**208,743**	139,126	13,316	2,255	2,515
Intangible assets, net	**182,827**	181,688	192,142	194,257	203,910
Other assets	**217,384**	177,213	138,955	93,941	120,909
Total assets	**864,188**	684,478	537,003	447,582	440,784
Long-term debt	**—**	—	—	28,200	178,200
Total liabilities	**229,534**	198,361	168,762	167,056	334,593
Stockholders' equity	**634,654**	486,117	368,241	280,526	106,191
Other financial data (unaudited)					
Assets under management *(Dollar amounts in millions)*					
Separate accounts:					
Fixed income	**$156,574**	$119,488	$103,561	$73,120	$50,933
Liquidity	**5,491**	6,831	6,495	7,902	6,423
Securities lending	**6,433**	10,781	11,501	13,032	7,403
Equity	**9,736**	9,577	8,716	3,080	2,417
Alternative investment products	**5,279**	5,309	3,470	2,086	1,936
Subtotal	**183,513**	151,986	133,743	99,220	69,112
Mutual funds:					
Fixed income	**19,012**	15,754	13,317	13,318	13,888
Liquidity	**66,588**	62,141	43,190	36,587	35,555
Equity	**3,728**	8,703	13,519	15,392	12,087
Subtotal	**89,328**	86,598	70,026	65,297	61,530
Total	**$272,841**	$238,584	$203,769	$164,517	$130,642

(1) Pursuant to a plan of liquidation, the assets of BAI were sold in 1999 and its business operations terminated.
(2) Amortization of intangible assets decreased due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," further described in Management's Discussion and Analysis of Financial Condition and Results of Operations.
N/A – Not applicable

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BlackRock, Inc., a Delaware corporation (together, with its subsidiaries, "BlackRock" or the "Company"), is one of the largest publicly traded investment management firms in the United States with approximately $272.8 billion of assets under management at December 31, 2002. BlackRock manages assets on behalf of institutional and individual investors worldwide through a variety of equity, fixed income, liquidity and alternative investment separate accounts and mutual funds, including *BlackRock Funds* and *BlackRock Provident Institutional Funds* ("BPIF"). In addition, BlackRock provides risk management and investment system services and products to institutional investors under the *BlackRock Solutions* name.

BlackRock is a majority-owned indirect subsidiary of The PNC Financial Services Group, Inc. ("PNC"), one of the largest diversified financial services companies in the United States, operating businesses engaged in regional community banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services. As of December 31, 2002, PNC indirectly owns approximately 69%, the public owns approximately 17% and BlackRock employees own approximately 14% of BlackRock.

The following table summarizes BlackRock's operating performance for the years ended December 31, 2002, 2001 and 2000:

FINANCIAL HIGHLIGHTS

	Year ended December 31,			Variance vs. 2002 vs. 2001		Variance vs. 2001 vs. 2000	
(Dollar amounts in thousands, except share data or otherwise stated)	**2002**	2001	2000	Amount	%	Amount	%
Total revenue	**$576,977**	$533,144	$476,872	$43,833	8%	$56,272	12%
Total expense	**$361,838**	$362,968	$333,834	($1,130)	0%	$29,134	9%
Operating income	**$215,139**	$170,176	$143,038	$44,963	26%	$27,138	19%
Net income	**$133,249**	$107,434	$87,361	$25,815	24%	$20,073	23%
Diluted earnings per share	**$2.04**	$1.65	$1.35	$0.39	24%	$0.30	22%
Average diluted shares outstanding	**65,307,548**	64,926,199	64,590,707	381,349	1%	335,492	1%
EBITDA[(a)]	**$244,869**	$207,773	$170,767	$37,096	18%	$37,006	22%
Operating margin[(b)]	**40.1%**	36.0%	35.7%				
Assets under management *(Dollar amounts in millions)*	**$272,841**	$238,584	$203,769	$34,257	14%	$34,815	17%

[(a)] *"EBITDA" represents earnings before interest, taxes, depreciation and amortization.*

[(b)] *Operating income divided by total revenue less fund administration and servicing costs-affiliates.*

GENERAL

BlackRock derives a substantial portion of its revenue from investment advisory and administration fees, which are recognized as the services are performed. Such fees are primarily based on predetermined percentages of the market value of assets under management and are affected by changes in assets under management, including market appreciation or depreciation and net subscriptions or redemptions. Net subscriptions or redemptions represent the sum of new client assets, additional fundings from existing clients, withdrawals of assets from and termination of client accounts and purchases and redemptions of mutual fund shares.

Investment advisory agreements for certain separate accounts and BlackRock's alternative investment products provide for performance fees in addition to fees based on assets under management. Performance fees generally are earned when investment performance exceeds a contractual threshold and, accordingly, may increase the volatility of BlackRock's revenue and earnings.

BlackRock provides a variety of risk management and investment system services to insurance companies, finance companies, pension funds, foundations, consultants, mutual fund sponsors, REITs, commercial and mortgage banks, savings institutions and government agencies. These services are provided under the brand name *BlackRock Solutions* and include a wide array of risk management services and enterprise investment system outsourcing to clients. Fees earned for *BlackRock Solutions* services are either based on predetermined percentages of the market value of assets subject to the services or on fixed monthly or quarterly payments. The fees earned on risk management advisory and investment system assignments are recorded as other income.

Operating expense primarily consists of employee compensation and benefits, fund administration and servicing costs-affiliates, general and administration, and amortization of intangible assets. Employee compensation and benefits expense reflects salaries, deferred and incentive compensation and related benefit costs. Fund administration and servicing costs-affiliates expense reflects payments made to PNC affiliated entities, primarily associated with the administration and servicing of PNC client investments in the *BlackRock*

Funds. Intangible assets at December 31, 2002 and December 31, 2001 were $182.8 million and $181.7 million, respectively, with amortization expense of approximately $0.8 million, $10.5 million and $10.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Intangible assets primarily reflect PNC's acquisition of BlackRock Financial Management, L.P. ("BFM") on February 28, 1995, a management contract acquired in connection with the agreement and plan of merger of CORE Cap, Inc. with Anthracite Capital, Inc., a BlackRock managed REIT, on May 15, 2000 and the acquisition of Cyllenius Capital Management on November 4, 2002.

ASSETS UNDER MANAGEMENT

Assets under management ("AUM") increased $34.3 billion, or 14%, to $272.8 billion at December 31, 2002, compared with $238.6 billion at December 31, 2001. The growth in assets under management was attributable to an increase of $31.5 billion, or 21%, in separate accounts and $2.7 billion, or 3%, in mutual fund assets.

The increase in separate accounts at December 31, 2002, as compared with December 31, 2001, was the result of net subscriptions of $21.3 billion and market appreciation of $10.2 billion. Net subscriptions in fixed income and equity separate accounts were $24.4 billion and $2.3 billion, respectively, while liquidity and liquidity-securities lending separate account assets experienced net redemptions of $1.4 billion and $4.3 billion, respectively. The rise in fixed income separate accounts was primarily attributable to strong relative investment performance resulting in higher levels of funding from existing clients as well as increased sales to new clients. Fixed income net subscriptions of $24.4 billion is net of approximately $7.7 billion of market rebalancing outflows. The growth in equity separate account assets primarily reflected new business generated in the European equity product. The $4.3 billion decline in liquidity-securities lending separate accounts reflects lower levels of cash collateral managed by BlackRock for PFPC Worldwide, Inc. (PFPC), a PNC affiliate, associated with PFPC's securities lending business. Cash collateral balances generally rise or fall as the equity markets expand or contract. Market appreciation of $10.2 billion in separate accounts was primarily comprised of appreciation in fixed income assets of $12.6 billion due to declining interest rates, partially offset by market depreciation in equity assets of $2.1 billion.

The $2.7 billion year over year increase in mutual fund assets reflected net subscriptions of $4.1 billion, which was partially offset by $1.5 billion of market depreciation in the *BlackRock Funds* largely associated with the decline in the equity markets. Net subscriptions in BPIF and closed-end funds were $6.4 billion and $2.0 billion, respectively, while *BlackRock Funds* experienced net redemptions of $4.5 billion. The increase in BPIF assets was the result of sales driven in part by the decline in short-term interest rates and investors' flight to quality. Management assumes that the current level of BPIF assets will not be sustained unless there are further declines in short-term interest rates by the Federal Reserve. The increase in closed-end fund assets was attributable to new fund launches of $2.6 billion offset by a term trust maturity of $0.6 billion. Net redemptions in *BlackRock Fund* assets was due to withdrawals by PNC related accounts as a result of the poor relative investment performance in a number of equity products and, in the case of PNC client accounts, also the implementation of open architecture strategies by PNC.

(unaudited)	December 31,			Variance %	
(Dollar amounts in millions)	**2002**	2001	2000	2002 vs. 2001	2001 vs. 2000
All Accounts					
Fixed income	**$175,586**	$135,242	$116,878	29.8%	15.7%
Liquidity	**78,512**	79,753	61,186	(1.6)	30.3
Equity	**13,464**	18,280	22,235	(26.3)	(17.8)
Alternative investment products	**5,279**	5,309	3,470	(0.6)	53.0
Total	**$272,841**	$238,584	$203,769	14.4%	17.1%
Separate Accounts					
Fixed income	**$156,574**	$119,488	$103,561	31.0%	15.4%
Liquidity	**5,491**	6,831	6,495	(19.6)	5.2
Liquidity-Securities lending	**6,433**	10,781	11,501	(40.3)	(6.3)
Equity	**9,736**	9,577	8,716	1.7	9.9
Alternative investment products	**5,279**	5,309	3,470	(0.6)	53.0
Subtotal	**183,513**	151,986	133,743	20.7	13.6
Mutual Funds					
Fixed income	**19,012**	15,754	13,317	20.7	18.3
Liquidity	**66,588**	62,141	43,190	7.2	43.9
Equity	**3,728**	8,703	13,519	(57.2)	(35.6)
Subtotal	**89,328**	86,598	70,026	3.2	23.7
Total	**$272,841**	$238,584	$203,769	14.4%	17.1%

COMPONENT CHANGES IN ASSETS UNDER MANAGEMENT

The following tables present the component changes in BlackRock's assets under management for the years ended December 31, 2002, 2001 and 2000, respectively. The data reflects certain reclassifications to conform with the current year's presentation.

For the years ended December 31, 2002, 2001 and 2000, net subscriptions were $25.4 billion, $31.3 billion and $33.0 billion, respectively, and accounted for 74%, 90% and 84%, respectively, of the total increase in assets under management.

	Year ended December 31,		
(Dollar amounts in millions)	**2002**	2001	2000
All Accounts			
Beginning assets under management	**$238,584**	$203,769	$164,517
Net subscriptions	**25,378**	31,318	33,022
Market appreciation	**8,879**	3,497	6,230
Ending assets under management	**$272,841**	$238,584	$203,769
% of Change in AUM from net subscriptions	**74.1%**	90.0%	84.1%
Separate Accounts			
Beginning assets under management	**$151,986**	$133,743	$99,220
Net subscriptions	**21,322**	12,030	25,890
Market appreciation	**10,205**	6,213	8,633
Ending assets under management	**183,513**	151,986	133,743
Mutual Funds			
Beginning assets under management	**86,598**	70,026	65,297
Net subscriptions	**4,056**	19,288	7,132
Market depreciation	**(1,326)**	(2,716)	(2,403)
Ending assets under management	**89,328**	86,598	70,026
Total	**$272,841**	$238,584	$203,769

(Dollar amounts in millions)	2002	2001	2000
		Year ended December 31,	
Separate Accounts			
Fixed income			
Beginning assets under management	$119,488	$103,561	$73,120
Net subscriptions	24,443	8,071	21,568
Market appreciation	12,643	7,856	8,873
Ending assets under management	156,574	119,488	103,561
Liquidity			
Beginning assets under management	6,831	6,495	7,902
Net subscriptions (redemptions)	(1,365)	239	(1,497)
Market appreciation	25	97	90
Ending assets under management	5,491	6,831	6,495
Liquidity-Securities lending			
Beginning assets under management	10,781	11,501	13,032
Net redemptions	(4,348)	(720)	(1,531)
Ending assets under management	6,433	10,781	11,501
Equity			
Beginning assets under management	9,577	8,716	3,080
Net subscriptions	2,269	2,752	6,224
Market depreciation	(2,110)	(1,891)	(588)
Ending assets under management	9,736	9,577	8,716
Alternative investment products			
Beginning assets under management	5,309	3,470	2,086
Net subscriptions	323	1,688	1,126
Market appreciation (depreciation)	(353)	151	258
Ending assets under management	5,279	5,309	3,470
Total Separate Accounts			
Beginning assets under management	151,986	133,743	99,220
Net subscriptions	21,322	12,030	25,890
Market appreciation	10,205	6,213	8,633
Ending assets under management	$183,513	$151,986	$133,743

(Dollar amounts in millions)	2002	2001	2000
		Year ended December 31,	
Mutual Funds			
Fixed Income			
Beginning assets under management	$15,754	$13,317	$13,318
Net subscriptions (redemptions)	2,836	2,308	(671)
Market appreciation	422	129	670
Ending assets under management	19,012	15,754	13,317
Liquidity			
Beginning assets under management	62,141	43,190	36,587
Net subscriptions	4,443	18,951	6,603
Market appreciation	4	—	—
Ending assets under management	66,588	62,141	43,190
Equity			
Beginning assets under management	8,703	13,519	15,392
Net subscriptions (redemptions)	(3,223)	(1,971)	1,200
Market depreciation	(1,752)	(2,845)	(3,073)
Ending assets under management	3,728	8,703	13,519
Total Mutual Funds			
Beginning assets under management	86,598	70,026	65,297
Net subscriptions	4,056	19,288	7,132
Market depreciation	(1,326)	(2,716)	(2,403)
Ending assets under management	$89,328	$86,598	$70,026

(Dollar amounts in millions)	Year ended December 31, 2002	2001	2000
Mutual Funds			
BlackRock Funds			
Beginning assets under management	**$24,195**	$26,359	$27,339
Net subscriptions (redemptions)	**(4,533)**	616	1,834
Market depreciation	**(1,547)**	(2,780)	(2,814)
Ending assets under management	**18,115**	24,195	26,359
BlackRock Global Series			
Beginning assets under management	**149**	75	—
Net subscriptions	**48**	90	72
Market appreciation (depreciation)	**14**	(16)	3
Ending assets under management	**211**	149	75
BPIF*			
Beginning assets under management	**53,167**	36,338	25,554
Net subscriptions	**6,409**	16,829	6,688
Exchanges	**—**	—	4,096
Ending assets under management	**59,576**	53,167	36,338
Closed End			
Beginning assets under management	**8,512**	6,764	7,340
Net subscriptions (redemptions)	**2,052**	1,668	(984)
Market appreciation	**207**	80	408
Ending assets under management	**10,771**	8,512	6,764
Short Term Investment Funds (STIF)*			
Beginning assets under management	**575**	490	5,064
Net subscriptions (redemptions)	**80**	85	(478)
Exchanges	**—**	—	(4,096)
Ending assets under management	**655**	575	490
Total Mutual Funds			
Beginning assets under management	**86,598**	70,026	65,297
Net subscriptions	**4,056**	19,288	7,132
Market depreciation	**(1,326)**	(2,716)	(2,403)
Ending assets under management	**$89,328**	$86,598	$70,026

* *During the fourth quarter of 2000, $4.1 billion of STIF assets under management were exchanged into the BPIF product.*

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED WITH THE YEAR ENDED DECEMBER 31, 2001

Revenue

Total revenue for the year ended December 31, 2002 increased $43.8 million, or 8%, to $577.0 million, compared with $533.1 million for the year ended December 31, 2001. Investment advisory and administration fees increased $23.7 million, or 5%, to $519.2 million for the year ended December 31, 2002, compared with $495.5 million for the year ended December 31, 2001. The growth in investment advisory and administration fees was primarily due to a 14% increase in assets under management to $272.8 billion at December 31, 2002. Other income of $57.8 million increased $20.2 million, or 54%, for the year ended December 31, 2002, compared with $37.7 million for the year ended December 31, 2001. The increase was the result of increased sales of *BlackRock Solutions* products and services but included approximately $6.0 million for a consulting assignment which was terminated late in 2002 subsequent to the client being acquired.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2002**	2001	Amount	%
Investment advisory and administration fees:				
Mutual funds	**$212,214**	$217,361	($5,147)	(2.4%)
Separate accounts	**306,951**	278,126	28,825	10.4
Total investment advisory and administration fees	**519,165**	495,487	23,678	4.8
Other income	**57,812**	37,657	20,155	53.5
Total revenue	**$576,977**	$533,144	$43,833	8.2%

Mutual fund advisory and administration fees decreased $5.1 million, or 2%, to $212.2 million for the year ended December 31, 2002, compared with $217.4 million for the year ended December 31, 2001. The decrease in mutual fund revenue was due to a decline in *BlackRock Fund* fees of $38.8 million, partially offset by increases of BPIF and closed-end fund fees of $22.4 million and $11.1 million, respectively. The decrease in *BlackRock Fund* revenue was due to a $6.1 billion, or 25%, decline in assets of which 79% related to withdrawals by PNC related accounts. The increase in BPIF revenue was the result of a $9.2 billion, or 20%, increase in average assets due to expanded marketing efforts, flight to quality considerations and declining interest rates. Closed-end fund revenue increased $11.1 million due to an increase in assets of $2.6 billion due to BlackRock's new fund offerings.

Separate account advisory fees increased $28.8 million, or 10%, to $307.0 million for the year ended December 31, 2002, compared with $278.1 million for the year ended December 31, 2001. Excluding performance fees, advisory fees on separate accounts increased $44.3 million, or 20%, to $266.3 million for the year ended December 31, 2002, compared with $222.0 million for the year ended December 31, 2001. The growth in separate account revenue excluding performance fees was attributable to solid relative investment returns resulting in a $37.1 billion, or 31%, increase in fixed income separate account assets, partially offset by a $5.7 billion decrease in low fee generating liquidity and liquidity-securities lending account assets. Performance fees of $40.7 million for the year ended December 31, 2002 decreased $15.4 million, or 28%, compared with $56.1 million for the year ended December 31, 2001. Fund investment losses during the second and third quarters of 2002 have resulted in a high water mark for the Company's fixed income hedge fund which resulted in a decrease in earned incentive fees of $16.3 million, or 35%, to $30.4 million for the year ended December 31, 2002 compared with $46.7 million for the year ended December 31, 2002. BlackRock will not earn additional performance fees on the fund until such time as positive investment performance exceeds the high water mark which substantially reduces the likelihood of earning performance fees during 2003. The decrease in fixed income hedge fund performance fees during the year ended December 31, 2002 was partially offset by a $1.2 million increase in incentive fees earned from real estate alternative investment products.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2002**	2001	Amount	%
Mutual funds revenue				
BlackRock Funds	**$83,647**	$122,476	$(38,829)	(31.7%)
Closed-end Funds	**41,591**	30,474	11,117	36.5
BPIF	**86,115**	63,688	22,427	35.2
STIF	**861**	723	138	19.1
Total mutual funds revenue	**212,214**	217,361	(5,147)	(2.4)
Separate accounts revenue				
Separate accounts base fees	**266,252**	222,002	44,250	19.9
Separate accounts performance fees	**40,699**	56,124	(15,425)	(27.5)
Total separate accounts revenue	**306,951**	278,126	28,825	10.4
Total investment advisory and administration fees	**519,165**	495,487	23,678	4.8
Other income	**57,812**	37,657	20,155	53.5
Total revenue	**$576,977**	$533,144	$43,833	8.2%

Expense

Total expense decreased $1.1 million to $361.8 million for the year ended December 31, 2002, compared with $363.0 million for the year ended December 31, 2001. The change primarily reflects decreases in fund administration and servicing costs-affiliates and amortization of intangible assets partially offset by increases in employee compensation and benefits and general and administration expense.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2002**	2001	Amount	%
Employee compensation and benefits	**$230,634**	$215,118	$15,516	7.2%
Fund administration and servicing costs-affiliates	**40,304**	60,829	(20,525)	(33.7)
General and administration	**90,076**	76,567	13,509	17.6
Amortization of intangible assets	**824**	10,454	(9,630)	(92.1)
Total expense	**$361,838**	$362,968	($1,130)	(0.3%)

For the year ended December 31, 2002, fund administration and servicing costs-affiliates declined $20.5 million, or 34%, due to the reduction of PNC client investments in the *BlackRock Funds* to $12.1 billion at December 31, 2002, compared with $16.9 billion at December 31, 2001, and the effect of a revised investment management services agreement with PNC which became effective on July 1, 2002. Amortization of intangible assets decreased due to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" effective on January 1, 2002, which changed the accounting for goodwill from an amortization method to an impairment-only approach. Employee compensation and benefits increased $15.5 million primarily due to a $15.1 million increase in incentive compensation based on the growth of operating income and $10.1 million related to salary and benefits, partially offset by decreases of $8.3 million related to direct incentives on alternative product performance fees and $1.4 million attributable to investment losses with respect to senior employee elections under BlackRock's Voluntary and Involuntary Deferred Compensation Plans. Salary and benefit cost increases reflected a 14% increase in full time employees to support business growth. General and administration expenses increased $13.5 million, or 18%, to $90.1 million for the year ended December 31, 2002, compared with $76.6 million for the year ended December 31, 2001, largely due to new business activity, increased headcount and corporate space and technology investments.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2002**	2001	Amount	%
General and administration expense:				
Marketing and promotional	**$23,854**	$20,341	$3,513	17.3%
Occupancy	**19,263**	12,560	6,703	53.4
Technology	**17,822**	14,398	3,424	23.8
Other general and administration	**29,137**	29,268	(131)	(0.4)
Total general and administration expense	**$90,076**	$76,567	$13,509	17.6%

Marketing and promotional expenses of $23.9 million for the year ended December 31, 2002 increased $3.5 million, or 17%, primarily due to increased costs associated with new products and services, particularly asset based servicing fees on new closed-end funds as well as to support strong organic growth in established products. Occupancy expense of $19.3 million for the year ended December 31, 2002 increased $6.7 million due to higher expenses associated with corporate facility expansion, particularly in 40 East 52nd Street, New York, Wilmington, Delaware, San Francisco, California, Boston, Massachusetts, Hong Kong and Tokyo. Technology expenses increased approximately $3.4 million, or 24%, to $17.8 million for the year ended December 31, 2002 as a result of higher depreciation charges associated with the completion of new data processing facilities in New York and Delaware, and capitalized investments to support the growth of *BlackRock Solutions* processing services.

Operating Income and Net Income

Operating income was $215.1 million for the year ended December 31, 2002, representing a $45.0 million, or 26%, increase compared with the year ended December 31, 2001. During the year ended December 31, 2002, operating margin increased to 40.1% as compared to 36.0% during the year ended December 31, 2001. The increase in operating margin was due to scale benefits associated with higher fixed income, liquidity and *BlackRock Solutions* revenue and a reduction in amortization of intangible assets expense due to the Company's adoption of SFAS No. 142. Non-operating income decreased $2.0 million, or 19%, to $8.8 million for the year ended December 31, 2002, compared with the year ended December 31, 2001. The decrease in non-operating income was primarily due to a decrease in interest income of $2.2 million attributable to falling interest rates, the recognition of $1.8 million in incremental impairment losses on the Company's available-for-sale securities and $1.4 million in investment losses associated with senior employee elections under BlackRock's Voluntary and Involuntary Deferred Compensation Plans, partially offset by $3.2 million in securities gains. Income tax expense was $90.7 million and $73.6 million, representing effective tax rates of 40.5% and 40.6% for the years ended December 31, 2002 and December 31, 2001, respectively. Net income totaled $133.2 million for the year ended December 31, 2002, compared with $107.4 million for the year ended December 31, 2001, representing an increase of $25.8 million, or 24%.

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001 AS COMPARED WITH THE YEAR ENDED DECEMBER 31, 2000

Revenue

Total revenue for the year ended December 31, 2001 increased $56.3 million, or 12%, to $533.1 million, compared with $476.9 million for the year ended December 31, 2000. Investment advisory and administration fees increased $42.7 million, or 9%, to $495.5 million for the year ended December 31, 2001, compared with $452.8 million for the year ended December 31, 2000. The growth in investment advisory and administration fees was primarily due to a 17% increase in assets under management to $238.6 billion at December 31, 2001 and increased performance fees. Other income of $37.7 million increased $13.6 million, or 56%, for the year ended December 31, 2001, compared with $24.1 million for the year ended December 31, 2000 resulting from increased sales of *BlackRock Solutions* products.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	2001	2000	Amount	%
Investment advisory and administration fees:				
Mutual funds	$217,361	$229,259	($11,898)	(5.2%)
Separate accounts	278,126	223,521	54,605	24.4
Total investment advisory and administration fees	495,487	452,780	42,707	9.4
Other income	37,657	24,092	13,565	56.3
Total revenue	$533,144	$476,872	$56,272	11.8%

Mutual fund advisory and administration fees decreased $11.9 million, or 5%, to $217.4 million for the year ended December 31, 2001, compared with $229.3 million for the year ended December 31, 2000. The decrease in mutual fund revenue was due to declines in *BlackRock Funds* fees and closed-end fund fees of $29.4 million and $3.4 million, respectively, partially offset by a $21.0 million increase in BPIF and short-term investment fund revenue. The decrease in *BlackRock Funds* revenue was due to a $2.2 billion, or 8%, decline in assets with market depreciation in equity assets of $2.8 billion substantially exceeding net subscriptions of $0.6 billion. Closed-end fund revenue declined due to $2.4 billion in term trust maturities, which was partially offset by the Company's offering of new closed-end funds during the year. The increase in BPIF revenue was the result of a $16.8 billion, or 46%, increase in assets under management due to expanded marketing efforts, flight to quality considerations and declining interest rates.

Separate account advisory fees increased $54.6 million, or 24%, to $278.1 million for the year ended December 31, 2001, compared with $223.5 million for the year ended December 31, 2000. Excluding performance fees, advisory fees on separate accounts increased $51.4 million, or 30%, to $222.0 million for the year ended December 31, 2001, compared with $170.6 million for the year ended December 31, 2000 as the Company continued to deliver solid investment returns resulting in a $18.2 billion, or 14%, increase in assets under management. Performance fees of $56.1 million for the year ended December 31, 2001 increased $3.2 million, or 6%, compared with $52.9 million for the year ended December 31, 2000. Total performance fees for the year ended December 31, 2001 and December 31, 2000, largely represents investment results earned on the Company's fixed income hedge fund.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	2001	2000	Amount	%
Mutual funds revenue				
BlackRock Funds	$122,476	$151,918	($29,442)	(19.4%)
Closed-end Funds	30,474	33,916	(3,442)	(10.1)
BPIF	63,688	39,027	24,661	63.2
STIF	723	4,398	(3,675)	(83.6)
Total mutual funds revenue	217,361	229,259	(11,898)	(5.2)
Separate accounts revenue				
Separate accounts base fees	222,002	170,592	51,410	30.1
Separate accounts performance fees	56,124	52,929	3,195	6.0
Total separate accounts revenue	278,126	223,521	54,605	24.4
Total investment advisory and administration fees	495,487	452,780	42,707	9.4
Other income	37,657	24,092	13,565	56.3
Total revenue	$533,144	$476,872	$56,272	11.8%

Expense

Total expense increased $29.1 million, or 9%, to $363.0 million for the year ended December 31, 2001, compared with $333.8 million for the year ended December 31, 2000. The change primarily reflects increases in employee compensation and benefits and general and administration expenses, partially offset by a decrease in fund administration and servicing costs-affiliates.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	2001	2000	Amount	%
Employee compensation and benefits	$215,118	$189,684	$25,434	13.4%
Fund administration and servicing costs-affiliates	60,829	75,686	(14,857)	(19.6)
General and administration	76,567	58,311	18,256	31.3
Amortization of intangible assets	10,454	10,153	301	3.0
Total expense	$362,968	$333,834	$29,134	8.7%

Employee compensation and benefits increased $25.4 million primarily due to a $12.2 million increase in incentive compensation based on the growth of operating income and $13.2 million related to salary and benefits. Salary and benefit cost increases reflected an 11% increase in full-time employees. For the year ended December 31, 2001, fund administration and servicing costs-affiliates declined $14.9 million, or 20%, as PNC client investments in the *BlackRock Funds* declined to $16.9 billion at December 31, 2001, compared with $19.7 billion at December 31, 2000. General and administration expenses increased $18.3 million, or 31%, to $76.6 million for the year ended December 31, 2001, compared with $58.3 million for the year ended December 31, 2000, largely due to new business activity, increased headcount and corporate space and technology investments.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	2001	2000	Amount	%
General and administration expense:				
Marketing and promotional	$20,341	$17,897	$2,444	13.7%
Occupancy	12,560	9,707	2,853	29.4
Technology	14,398	9,363	5,035	53.8
Other general and administration	29,268	21,344	7,924	37.1
Total general and administration expense	$76,567	$58,311	$18,256	31.3%

Marketing and promotional expenses of $20.3 million for the year ended December 31, 2001 increased $2.4 million, or 14%, primarily due to higher expenditures related to new products as well as increased travel and entertainment costs associated with the Company's institutional marketing efforts. Occupancy expense of $12.6 million for the year ended December 31, 2001 increased $2.9 million due to higher expenses associated with corporate facility expansion, particularly in Wilmington, Delaware, Edinburgh, Scotland, 40 East 52nd Street, New York and Hong Kong. Technology expenses increased approximately $5.0 million, or 54%, to $14.4 million for the year ended December 31, 2001 as a result of higher depreciation charges associated with the completion of a second computer facility in Delaware and capitalized investments to support the growth of *BlackRock Solutions*. Other expense increased $7.9 million, or 37%, for the year ended December 31, 2001 primarily due to higher professional service costs and sub-advisory fees associated with new products and increased depreciation on furniture and equipment purchases due to office space expansion and increased headcount.

Operating Income and Net Income

Operating income was $170.2 million for the year ended December 31, 2001, representing a $27.1 million, or 19%, increase, compared with the year ended December 31, 2000. Non-operating income increased $3.9 million, or 57%, to $10.8 million for the year ended December 31, 2001, compared with the year ended December 31, 2000. The rise was due to higher levels of interest and dividend income from investments of the Company's available cash. Income tax expense was $73.6 million and $62.6 million, representing effective tax rates of 40.6% and 41.7% for the year ended December 31, 2001 and December 31, 2000, respectively. The lower effective income tax rate was primarily a result of the consolidation of mutual fund activities in Delaware. Net income totaled $107.4 million for the year ended December 31, 2001, compared with $87.4 million for the year ended December 31, 2000, representing an increase of $20.1 million, or 23%.

LIQUIDITY AND CAPITAL RESOURCES

BlackRock meets its working capital requirements through cash generated by its operating activities. Cash provided by the Company's operating activities totaled $172.0 million, $167.4 million and $108.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. Operating activities for the year ended December 31, 2002 included net purchases of investments, trading, of approximately $17.4 million, which represented initial investments associated with senior employee elections under BlackRock's Voluntary and Involuntary Deferred Compensation Plans. Deferred taxes incurred during the year ended December 31, 2002 primarily consists of the establishment of a deferred tax liability approximating $8.5 million related to the Company's adoption of SFAS No. 142 which changed the accounting for goodwill from an amortization method to an impairment-only approach. BlackRock expects that cash flows provided by operating activities will continue to serve as the principal source of working capital.

Net cash flow used in investing activities was $96.8 million, $167.1 million and $45.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. Capital expenditures in 2002 for property and equipment were $42.8 million and reflected leasehold improvements for the Company's new headquarters at 40 East 52nd Street, New York, New York and the purchase of equipment to support corporate expansion and the growth of *BlackRock Solutions*. Net purchases of investments were $52.2 million for the year ended December 31, 2002, which included a $27.4 million incremental investment in the Company's fixed income mutual funds, a $13.8 million investment in municipal bonds and seed investments made in certain new alternative investment products.

Net cash flow used in financing activities was $8.2 million, $6.2 million and $27.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. Financing activities primarily represented treasury stock activity for the years ended December 31, 2002 and 2001. On February 29, 2000, the Company repaid $28.2 million on an unsecured note with B.P. Partners, L.P., an entity comprised of former partners of BFM, who received deferred notes in connection with PNC's acquisition of BFM. During 2002, in connection with the Company's Long-Term Deferred Compensation Plan, BlackRock repurchased approximately 150,000 shares of class A common stock at a fair market value of $42.33 per share from certain employees to facilitate required employee income tax payments. On May 2, 2001, BlackRock's Board of Directors authorized BlackRock to repurchase up to 500,000, and on February 25, 2003, BlackRock's Board of Directors authorized BlackRock to repurchase an additional 500,000, of its outstanding shares of class A common stock from time to time as market and business conditions warrant in open market or privately negotiated transactions. Through February 28, 2003, BlackRock has purchased 184,500 shares of its outstanding class A common stock for $7.4 million under this repurchase program. In connection with the BlackRock Inc. 2001 Employee Stock Purchase Plan, BlackRock reissued approximately 44,000 shares of class A treasury stock to the participants on January 31, 2002 and issued approximately 36,000 of new shares of class A common stock on July 31, 2002. During 2002, the Company also purchased class B common stock from former BlackRock employees in the amount of $2.3 million.

Total capital at December 31, 2002 and 2001 was $634.7 million and $486.1 million, respectively, and was comprised entirely of stockholders' equity.

INCOME TAX FILING STATUS

The Company anticipates a decline in its effective tax rate to 39.5% for fiscal 2003 from 40.5% for the year ended December 31, 2002, which would have increased net income for 2002 by approximately $2.2 million. This decline in the Company's effective tax rate is primarily the result of a recent decision that BlackRock should file combined and unitary state income tax returns with PNC Bank and/or one or more PNC Bank subsidiaries.

Additionally, the Company's New York state franchise tax returns and other state income tax returns are under examination for the years ended December 31, 1999 and 1998. The primary issue raised by the state taxing authorities is whether certain BlackRock subsidiaries should have filed tax returns in the various jurisdictions. Management believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company leases its primary office space under agreements which expire through 2017. In connection with certain lease agreements, the Company is responsible for escalation payments.

In connection with the management contract acquired associated with the agreement and plan of merger of CORE Cap, Inc. with Anthracite Capital, Inc., a BlackRock managed REIT, the Company recorded an $8.0 million liability using an imputed interest rate of 10%. For the year ended December 31, 2002, the related expense was $0.7 million. At December 31, 2002, the future commitment under the agreement is $9.5 million.

The Company has entered into a commitment to invest $7.7 million in Carbon Capital, Inc., an alternative investment fund sponsored by BlackRock of which $5.4 million remained unfunded at December 31, 2002.

In the ordinary course of business, BlackRock enters into contracts with third parties pursuant to which the third parties provide services on behalf of BlackRock. In many of the contracts, BlackRock agrees to indemnify the third party service provider under certain circumstances. The terms of the indemnity vary from contract to contract and the amount of indemnification liability, if any, cannot be determined.

On November 4, 2002, the Company acquired certain assets and liabilities of Cyllenius Capital Management LLC ("Cyllenius"), an equity hedge fund manager, for $1.9 million in cash at closing. The ultimate purchase price for Cyllenius may include future contingent payments which are performance-based and are not subject to a maximum or the continued employment of former Cyllenius employees with the Company. The contingent payments, if applicable, will be made on or about August 31, 2003 and January 30, 2004. Due to the nature of these payments, the Company is unable to estimate its potential commitment at this time.

Summary of Commitments:

(Dollar amounts in thousands)	Total	2003	2004	2005	2006	2007	Thereafter
Lease Commitments	$172,690	$11,519	$11,393	$10,854	$10,897	$10,897	$117,130
Acquired Management Contract	9,500	1,500	1,500	1,500	1,000	1,000	3,000
Investment Commitments	5,395	5,395	—	—	—	—	—
Total Commitments	$187,585	$18,414	$12,893	$12,354	$11,897	$11,897	$120,130

BLACKROCK, INC. LONG-TERM RETENTION AND INCENTIVE PLAN

On October 15, 2002, the Company finalized the BlackRock, Inc. Long-Term Retention and Incentive Plan (the "Plan"). The Plan permits BlackRock to grant up to $240 million in deferred compensation awards (the "Compensation Awards"), with payment subject to the achievement of certain performance hurdles no later than March 2007. In conjunction with the Plan, BlackRock may issue up to 3.5 million options under the BlackRock, Inc. 1999 Stock Award and Incentive Plan (the "Award Plan") with an exercise price equal to market value subject to vesting at December 31, 2006. As of December 31, 2002, the Company has awarded approximately 3.4 million stock options and approximately $130.5 million in Compensation Awards to more than 100 senior professionals. The remainder of the Plan will be reserved for grants over the next two years to professionals who exhibit leadership qualities and demonstrate the potential to make significant contributions to the Company over time, including additional awards to professionals already participating in the Plan. If the performance hurdles are achieved, the Compensation Awards will be funded with up to 4 million shares of BlackRock common stock to be surrendered by PNC and distributed to Plan participants, less income tax withholding. In addition, distributed shares to Plan participants will include an option to put such distributed shares back to BlackRock at fair market value. BlackRock will fund the remainder of the Compensation Awards with up to $40 million in cash.

The Compensation Awards will fully vest at the end of any three-month period beginning in 2005 or 2006 during which the daily average closing price of BlackRock common stock is at least $65 per share. If that performance hurdle is not achieved, the Company's Compensation Committee of its Board of Directors may, in its sole discretion, vest a portion of the Compensation Awards if the Company realizes compound annual growth in diluted earnings per share of at least 10% from January 1, 2002 to December 31, 2006 and the Company's publicly-traded stock performs in the top half of the Company's peer group during that time.

There will be no expense recognition associated with the Compensation Awards unless vesting occurs or a partial vesting determination by the Compensation Committee is considered probable and estimable. Once this determination is made, BlackRock will record compensation expense for the pro rata portion of the Compensation Awards earned to date. Compensation expense for the remaining Compensation Awards will be recognized ratably from the determination date through the vesting date and could extend through March 31, 2007. In addition, at the time that the BlackRock common stock portion of the Compensation Awards are distributed, BlackRock will record an increase in stockholders' equity equal to the fair market value of the BlackRock common stock distributed to employees from shares surrendered by PNC.

The terms of the Plan are subject to approval by BlackRock stockholders at the Company's annual meeting in May 2003.

BLACKROCK INC. AMENDED INITIAL PUBLIC OFFERING AGREEMENT

On October 15, 2002, BlackRock entered into an amendment to the Initial Public Offering Agreement with PNC.

The amendment provides that, subject to certain notice requirements and evaluation and cure periods, PNC must deposit its shares of voting stock and common stock of BlackRock into a voting trust and refrain from soliciting proxies from holders of outstanding BlackRock capital securities and, subject to certain exceptions, refrain from acquiring additional shares of BlackRock if, within twelve months following a change of control of PNC or a change of control of BlackRock, a majority of BlackRock's independent directors determine that such change of control has a material adverse effect on BlackRock and that adverse effect is not cured within a further three month period. Following the deposit of PNC's shares into a voting trust as described above, PNC must, subject to the terms and conditions of the IPO Agreement, take one of the three following courses of action: (i) within two years, dispose of its ownership interest in BlackRock voting stock, such that neither PNC nor its affiliates is the beneficial owner of more than 4.9% of any class of voting stock of BlackRock (and any shares of class B common stock deposited by PNC into the voting trust will be converted to class A common stock upon the election of this option (i)); (ii) proceed as expeditiously as is commercially reasonable to offer to purchase all the outstanding BlackRock capital securities not held by PNC or its affiliates at the applicable Change of Control Price (which is defined in the Amendment); or (iii) proceed as expeditiously as is commercially reasonable to sell its ownership interest in BlackRock capital securities, such that neither PNC nor its affiliates is the beneficial owner of more than 4.9% of any class of voting stock of BlackRock, to a third party in a transaction in which such third party offers to purchase all the outstanding shares of BlackRock not held by PNC or its affiliates at a price per share not less than the price per share offered to PNC. If PNC takes action under (ii) or (iii) above, all awards under the Plan will vest and be immediately payable and all stock options granted under the Award Plan will vest and be exercisable.

A "change of control of PNC" will be deemed to occur when the Board of Directors of PNC determines that a change of control has occurred. However, at a minimum, a change of control will be deemed to occur if: (i) any person, excluding employee benefit plans, is the beneficial owner of securities of PNC representing (A) between 20% to 40%, unless otherwise approved by the Board of Directors of PNC, or (B) more than 40% of the combined voting power of PNC's then outstanding securities; (ii) PNC consummates a merger, consolidation, share exchange, division or other reorganization or transaction with any other corporation, other than a merger, consolidation, share exchange, division or other reorganization or transaction that results in the voting securities of PNC outstanding immediately prior thereto continuing to represent at least 60% of the combined voting power immediately after such transaction of (x) PNC's outstanding securities, (y) the surviving entity's outstanding securities, or (z) in the case of a division, the outstanding securities of each entity resulting from the division; (iii) the shareholders of PNC approve a plan of complete liquidation or winding-up of PNC or an agreement for the sale or disposition of all or substantially all of PNC's assets; (iv) as a result of a proxy contest, members of the Board of Directors of PNC prior to the contest cease to constitute at least a majority of the Board of Directors of PNC; or (v) for any reason, members of the Board of Directors of PNC at the outset of any period of 24 consecutive months cease at any point during that 24-month period to constitute at least a majority of the Board of Directors of PNC.

A "change of control of BlackRock" will be deemed to occur if: (i) due to a transfer of BlackRock voting stock, a person other than PNC or its affiliates holds a majority of the voting power of BlackRock's voting stock; or (ii) whether by actual or threatened proxy contest or any merger, reorganization, consolidation or similar transaction, persons who are directors of BlackRock immediately prior to such proxy contest or the execution of the agreement pursuant to which such transaction is consummated (other than a director whose initial assumption of office was in connection with a prior actual or threatened proxy contest) cease to constitute a majority of the Board of Directors of BlackRock or any successor entity immediately following such proxy contest or the consummation of such transaction. Notwithstanding the foregoing, a transaction or series of transactions that is approved by a majority of BlackRock's independent directors and pursuant to which all public stockholders and employees of BlackRock are given an opportunity to participate on substantially the same terms as PNC will not be deemed to constitute a change of control of BlackRock.

BLACKROCK, INC. AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

On October 15, 2002, BlackRock entered into an amendment to the Amended and Restated Stockholders Agreement with PNC.

The amendment provides that nothing contained in the Amended and Restated Stockholders Agreement will be deemed to prohibit PNC or its affiliates from effecting a distribution (including, but not limited to, a spin-off or a split-off) of its BlackRock common stock to the public shareholders of PNC. The amendment also provides that the Amended and Restated Stockholders Agreement will remain in effect in the event PNC ceases to own shares of class B common stock as a result of such shares converting to shares of class A common stock in accordance with the terms of the Initial Public Offering Agreement, as amended. A "change of control of PNC" and a "change of control of BlackRock" will have the same meanings assigned to such terms in the Initial Public Offering Agreement, as amended.

CRITICAL ACCOUNTING POLICIES

Significant intercompany accounts and transactions between the consolidated entities have been eliminated. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Management considers the following accounting policies critical to an informed review of BlackRock's consolidated financial statements. For a summary of additional accounting policies see Note 1 of the Notes to Consolidated Financial Statements beginning on page 46.

Investments

The Company's investments are classified as trading and available for sale. Investments, trading, represent investments made by the Company and held in a Rabbi trust with respect to senior employee elections under the BlackRock Voluntary and Involuntary Deferred Compensation Plans and are recorded at fair market value with unrealized gains and losses included in the accompanying consolidated statements of income as investment income (expense). Investments, available for sale, consist primarily of investments in BlackRock funds, municipal bonds and certain institutional and private placement portfolios ("alternative investment products") and are stated at market values. Securities, which are not readily marketable (alternative investment products), are stated at their estimated fair market value as determined by the Company's management.

The resulting unrealized gains and losses on investments, available for sale, are included in the accumulated other comprehensive income or loss component of stockholders' equity, net of tax. Realized gains and losses on trading and available for sale investments are calculated on a specific identification basis and, along with interest and dividend income, are included in investment income (expense) in the accompanying consolidated statements of income. The Company's management periodically assesses impairment on investments to determine if it is other than temporary. Several of the Company's available for sale investments represent equity interests in collateralized debt obligations in which the Company acts in the capacity of collateral manager. The Company reviews cash flow estimates throughout the life of each collateralized debt obligation to determine if an impairment charge is required to be taken through current earnings. If the updated estimate of future cash flows (taking into account both timing and amounts) is less than the last revised estimate and the reduction in estimated future cash flows is deemed other than temporary, an impairment is recognized based on the excess of the carrying amount of the investment over its fair value. In evaluating impairments on all other available for sale securities, the Company considers the length of time and the extent to which the security's market value has been less than its cost, the financial condition and near-term prospects of the security's issuer and the Company's intended holding period for the security. Any impairment on investments which is deemed other than temporary is recorded in non-operating income (expense) on the consolidated statements of income.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation generally is provided on the straight-line method over the estimated useful lives of the various classes of property and equipment. Accelerated methods are used for income tax purposes. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or lease terms, whichever is shorter.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

Stock-based Compensation

The Company follows SFAS No. 123, "Accounting for Stock-based Compensation," and adopted the intrinsic value method for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock for each of the three years in the period ended December 31, 2002. Fair value disclosures are included in the notes to the consolidated financial statements.

Pursuant to SFAS No. 123, the Company elected to account for the Award Plan and shares issued under the BlackRock, Inc. 2001 Employee Stock Purchase Plan ("ESPP") under Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and adopted the disclosure only provisions of SFAS No. 123 for each of the three years in the period ended December 31, 2002.

The Company will expense stock-based compensation using the fair value-based method beginning with grants made in 2003. The fair value of each option grant will be estimated using the Black-Scholes option-pricing model. Assuming recurring stock option grants of similar size and value to those made during 1999 and 2000, this change in accounting policy will not have a material impact on diluted earnings per share in 2003. The annual impact is expected to increase over the next five years under the transitional guidance currently provided by SFAS No. 123, as amended. When fully implemented, the impact, assuming recurring stock option grants of similar size and value to those made during 1999 and 2000, is expected to result in an annual reduction of approximately 3% to diluted earnings per share.

a) Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities," which nullified Emerging Issue Task Force Issue ("Issue") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," by requiring the recognition of a liability for a cost associated with an exit or disposal activity only when the liability is incurred. Under the Issue, a liability for an exit cost could be recorded at the date of an entity's commitment to an exit plan. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material impact on the Company's financial statements.

b) Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 significantly changes current practice in the accounting for, and disclosure of, guarantees. Under FIN No. 45, certain guarantees are required to be recorded at fair value, in contrast to current practice which is generally to record a liability only when a loss is probable and reasonable estimable, as those terms are defined in SFAS No. 5, "Accounting for Contingencies." FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN No. 45 became effective for any interim or annual periods ending after December 15, 2002 while the interpretation's initial recognition and initial recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this interpretation is not expected to have a material impact on the Company's financial statements.

c) Stock-based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial requirements about the method of accounting for stock-based compensation and the effect of the method used on reported results. As discussed previously, in adopting this statement, the Company has elected to apply the recognition provisions of SFAS No. 123 to all employee awards granted, modified or settled after January 1, 2003. When fully implemented, the impact to the Company's financial statements, assuming recurring stock option grants of similar size and value to those made during 1999 and 2000, is expected to result in an annual reduction of approximately 3% to diluted earnings per share.

d) Consolidation

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to variable interest entities ("VIE") and generally would require that the assets, liabilities and results of operations of a VIE be consolidated into the financial statements of the enterprise that has a controlling financial interest in it. The interpretation provides a framework for determining whether an entity should be evaluated for consolidation based on voting interests or significant financial support provided to the entity ("variable interests").

An entity is classified as a VIE if total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support or its equity investors lack the direct or indirect ability to make decisions about an entity's activities through voting rights, absorb the expected losses of the entity if they occur or receive the expected residual returns of the entity if they occur. Once an entity is determined to be a VIE, its assets, liabilities and results of operations should be consolidated with those of its primary beneficiary. The primary beneficiary of a VIE is the entity which either will absorb a majority of the VIE's expected losses or has the right to receive a majority of the VIE's expected residual returns. The expected losses and residual returns of a VIE include expected variability in its net income or loss, fees to decision makers and fees to guarantors of substantially all VIE assets or liabilities and are calculated in accordance with Statement of Financial Accounting Concept No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements."

A public enterprise with a variable interest in a VIE created before January 31, 2003, must apply FIN No. 46 to that VIE as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. Additionally, if it is reasonably possible that an enterprise will consolidate or disclose information about a VIE when the guidance becomes effective, there are several disclosure requirements effective for all financial statements issued after January 31, 2003.

Pursuant to the conceptual framework set forth in FIN No. 46, the Company's management has concluded that the consolidation of the assets, liabilities and results of operations of several sponsored investment vehicles which have been deemed VIEs in its consolidated financial statements as of and for the period ended September 30, 2003 is reasonably possible. BlackRock's maximum potential loss related to these VIEs is limited to the amount of its respective equity ownership in each of these investment vehicles and consequently has no risk of loss with respect to the debt of these investment vehicles. Additionally, the Company has neither guaranteed nor is contractually liable for any of the VIEs' obligations. Pertinent information as of December 31, 2002 relating to these VIEs is as follows:

- BlackRock acts as collateral asset manager for four collateralized bond obligation funds ("CBOs") and one collateralized loan obligation fund ("CLO") organized as corporations or limited liability companies. The funds invest in high yield securities and offer opportunity for high return and are subject to greater risk than traditional investment products. These funds are structured to take advantage of the yield differential between their assets and liabilities and have terms to maturity from eight to twelve years. At December 31, 2002, aggregate assets and debt in the CBOs and CLO was approximately $2.1 billion and $2.1 billion, respectively. BlackRock's equity ownership was approximately $10.4 million at December 31, 2002.

As currently organized, the following entities would be considered VIEs under FIN 46. However, management has identified, and intends to implement, certain changes to the equity ownership and/or control structure of these entities that management believes would remove them from the scope of FIN 46 and, as a result, these entities would not be required to be consolidated in the third quarter of 2003.

- BlackRock serves as investment manager for two fixed income hedge funds that engage in trading of fixed income securities through both a limited liability company ("LLC") and a corporate entity. These funds invest in the global bond markets on a more leveraged basis and/or concentrated basis than BlackRock's traditional fixed income products with diversification of risk exposure in each portfolio. BlackRock serves as the managing member of the LLC and the investment manager of the corporate entity which had combined assets and liabilities of approximately $37.9 billion and $36.4 billion, respectively, at December 31, 2002. BlackRock's equity ownership was approximately $7.5 million at December 31, 2002.
- On November 4, 2002, BlackRock purchased certain assets and liabilities of Cyllenius Partners GP, LLC and Cyllenius Capital Management LP and now serves as the managing member of two LLCs and the investment manager for a corporation (the "Cyllenius Funds") which engage in the trading of equity securities both long and short. At December 31, 2002, the Cyllenius Funds had total assets and liabilities of approximately $168.2 million and $44.8 million, respectively. BlackRock holds no ownership interest in the Cyllenius Funds.

Management will continue to assess this interpretation's impact on its consolidated financial statements. In addition, the FASB is discussing implementation guidelines associated with FIN No. 46 which could change our current assessment of its impact. Therefore, additional entities may be subject to consolidation upon BlackRock's final adoption of FIN No. 46.

RELATED PARTY TRANSACTIONS

The Company and its consolidated subsidiaries provide investment advisory and administration services to the *BlackRock Funds*, BPIF, the BlackRock Closed-end Funds and other commingled funds.

Revenues for services provided to these mutual funds including amounts earned from PNC related accounts are as follows:

	Year ended December 31,		
(Dollar amounts in thousands)	**2002**	2001	2000
Investment advisory and administration fees:			
BlackRock Open-end Funds:			
PNC	**$58,145**	$88,524	$111,852
Other	**25,502**	33,952	40,066
BlackRock Closed-end Funds — Other	**41,591**	30,474	33,916
BlackRock Provident Institutional Funds*			
PNC	**14,203**	11,900	5,471
Other*	**71,912**	51,788	33,556
STIF — PNC	**861**	723	4,398
	$212,214	$217,361	$229,259

* *Includes the International Dollar Reserve Fund I, Ltd., a Cayman Islands open-ended limited liability company.*

The Company provides investment advisory and administration services to certain PNC subsidiaries, Nomura Asset Management Co., Ltd. ("Nomura"), a strategic joint venture partner, and affiliates of Nomura for a fee, based on assets under management. In addition, the Company provides risk management and private client services to PNC.

Revenues for such services are as follows:

	Year ended December 31,		
(Dollar amounts in thousands)	**2002**	2001	2000
Separate accounts — PNC	**$5,886**	$5,573	$5,255
Separate accounts — Nomura	**10,853**	5,614	4,448
Private client services — PNC	**5,525**	5,525	5,525
Other income-risk management — PNC	**5,000**	5,000	5,000
	$27,264	$21,712	$20,228

Total revenue earned by BlackRock for providing asset management and other services to PNC subsidiaries and PNC related accounts for the years ended December 31, 2002, 2001 and 2000 totalled $89,620, $117,245 and $137,501, respectively.

PNC subsidiaries and PNC related accounts had the following investments in BlackRock-sponsored mutual funds or separate accounts:

	December 31,		
(Dollar amounts in millions)	**2002**	2001	2000
BlackRock Open-end Funds	**$11,498**	$17,468	$19,331
BlackRock Provident Institutional Funds	**9,415**	9,527	8,207
STIF	**655**	575	490
Separate accounts	**9,818**	14,876	15,474
	$31,386	$42,446	$43,502

The Company has entered into various memoranda of understanding and co-administration agreements with affiliates of PNC pursuant to which the Company pays administration fees for BPIF and certain other commingled funds and service fees for PNC Advisors' (PNC's wealth management business) clients invested in the *BlackRock Funds.*

PNC provides general and administration services to the Company. Charges for such services were based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. Additionally, the Company has entered into subadvisory and consulting agreements with Nomura and an entity whose President and Chief Executive Officer serves on the Company's Board of Directors.

Aggregate expenses included in the consolidated financial statements for transactions with related parties are as follows:

	Year ended December 31,		
(Dollar amounts in thousands)	**2002**	2001	2000
Fund administration and servicing costs-affiliates	**$40,304**	$60,829	$75,686
General and administration	**6,397**	6,728	7,617
General and administration-consulting	**1,616**	1,270	142
Interest expense-affiliates	**—**	—	353
	$48,317	$68,827	$83,798

Additionally, an indirect wholly-owned subsidiary of PNC acts as a financial intermediary associated with the sale of back-end loaded shares of certain BlackRock funds. This entity finances broker sales commissions and receives all associated sales charges.

Included in accounts receivable is approximately $5,434 and $5,427 at December 31, 2002 and 2001, respectively, which primarily represents investment advisory and administration services provided to Nomura and PNC subsidiaries and affiliates.

Receivable from affiliates was $281 and $2,569 at December 31, 2002 and 2001, respectively. These amounts primarily represent a receivable for administration fees earned in connection with services provided to the BlackRock Closed-end Funds and Anthracite Capital, Inc.

Accounts payable and accrued liabilities-affiliates was $23,977 and $15,972 at December 31, 2002 and 2001, respectively. These amounts primarily represent income taxes payable and fund administration and servicing costs-affiliates payable and do not bear interest.

INTEREST RATES

The value of assets under management is affected by changes in interest rates. Since BlackRock derives the majority of its revenues from investment advisory fees based on the value of assets under management, BlackRock's revenues may be adversely affected by changing interest rates. In a period of rapidly rising interest rates, BlackRock's assets under management would likely be negatively affected by reduced asset values and increased redemptions.

INFLATION

The majority of BlackRock's revenues are based on the value of assets under management. There is no predictable relationship between the rate of inflation and the value of assets under management by BlackRock, except as inflation may affect interest rates. BlackRock does not believe inflation will significantly affect its compensation costs, as they are substantially variable in nature. However, the rate of inflation may affect BlackRock's expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect BlackRock's results of operations by reducing BlackRock's assets under management, revenues or otherwise.

FORWARD-LOOKING STATEMENTS

This report and other documents filed by BlackRock include forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to BlackRock's future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "objective," "plan," "aspiration," "outlook," "outcome," "continue," "remain," "maintain," "strive," "trend" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in BlackRock's SEC reports and those identified elsewhere in this report, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in reduced demand for products or services or reduced value of assets under management or of investments; (3) the relative investment performance of BlackRock's advised or sponsored investment products and separately managed accounts; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms; (11) terrorist activities, which may adversely affect the general economy, financial and capital markets, specific industries and BlackRock; and (12) the ability to attract and retain highly talented professionals.

SELECTED QUARTERLY FINANCIAL DATA

The following table sets forth selected quarterly financial data for 2002 and 2001. The data presented should be read in conjunction with the consolidated financial statements of BlackRock and "Management's Discussion and Analysis of Financial Results of Operations" included herein.

	Quarter				
(Dollar amounts in thousands, except per share data)	1st	2nd	3rd	4th	Total
2002					
Revenue	$146,113	$156,695	$137,132	$137,037	$576,977
Operating income	49,935	54,705	55,496	55,003	215,139
Net income	31,399	34,837	33,165	33,848	133,249
EBITDA*	$57,956	$63,686	$61,160	$62,067	$244,869
Earnings per share:					
Basic	$0.49	$0.54	$0.51	$0.52	$2.06
Diluted	$0.48	$0.53	$0.51	$0.52	$2.04
Weighted-average shares outstanding:					
Basic	64,648,511	64,726,856	64,798,908	64,848,221	64,756,290
Diluted	65,219,988	65,333,228	65,338,340	65,336,460	65,307,548
Common stock price per share:					
High	$46.26	$47.35	$46.42	$41.28	$47.35
Low	$40.90	$40.45	$40.00	$34.30	$34.30
Close	$44.60	$44.30	$41.42	$39.40	$39.40
2001					
Revenue	$133,709	$135,262	$134,782	$129,391	$533,144
Operating income	41,920	42,708	42,532	43,016	170,176
Net income	25,496	26,230	27,376	28,332	107,434
EBITDA*	$49,531	$51,722	$52,190	$54,330	$207,773
Earnings per share:					
Basic	$0.40	$0.41	$0.43	$0.44	$1.67
Diluted	$0.39	$0.40	$0.42	$0.44	$1.65
Weighted-average shares outstanding:					
Basic	64,159,248	64,248,630	64,284,768	64,390,814	64,271,538
Diluted	64,897,486	64,877,389	64,947,840	65,050,738	64,926,199
Common stock price per share:					
High	$44.00	$37.77	$44.50	$44.40	$44.50
Low	$31.25	$30.76	$34.01	$37.46	$30.76
Close	$36.00	$34.29	$44.22	$41.70	$41.70

**EBITDA represents earnings before interest, taxes, depreciation and amortization.*

REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS

Management's Responsibility for Financial Reporting

BlackRock, Inc. is responsible for the preparation, quality and fair presentation of its published financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include judgments and estimates of management. BlackRock, Inc., also prepared the other information included in the Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting. The internal control system is augmented by written policies and procedures and by audits performed by an internal audit staff which reports to the Audit Committee of the Board of Directors. Internal auditors test the operation of the internal control system and report findings to management and the Audit Committee, and corrective actions are taken to address identified control deficiencies and other opportunities for improving the system. The Audit Committee, composed solely of outside directors, provides oversight to the financial reporting process.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed BlackRock, Inc.'s internal control over financial reporting as of December 31, 2002. Based on this assessment management believes that BlackRock, Inc. maintained an effective internal control system over financial reporting as of December 31, 2002.

Laurence D. Fink
Chairman and
Chief Executive Officer

Paul L. Audet
Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Stockholders
BlackRock, Inc.

We have audited the accompanying consolidated statement of financial condition of BlackRock, Inc. (the "Company") as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BlackRock, Inc. at December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP

New York, New York
January 31, 2003

Report of Independent Auditors

The Board of Directors and Stockholders
BlackRock, Inc.

We have audited the accompanying consolidated statement of financial condition of BlackRock, Inc. as of December 31, 2001, and the consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BlackRock, Inc. at December 31, 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
January 31, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar amounts in thousands)	December 31, 2002	2001
Assets		
Cash and cash equivalents	$255,234	$186,451
Accounts receivable	113,789	94,090
Investments (cost: $211,325 and $143,600, respectively)	208,743	139,126
Property and equipment, net	93,923	70,510
Intangible assets (net of accumulated amortization of $67,973 and $67,149, respectively)	182,827	181,688
Receivable from affiliates	281	2,569
Other assets	9,391	10,044
Total assets	$864,188	$684,478
Liabilities		
Accrued compensation	$173,047	$146,019
Accounts payable and accrued liabilities		
Affiliate	23,977	15,972
Other	13,986	19,075
Acquired management contract obligation	6,578	7,344
Other liabilities	11,946	9,951
Total liabilities	229,534	198,361
Stockholders' equity		
Common stock, class A, 17,606,801 and 15,916,944 shares issued, respectively	176	159
Common stock, class B, 47,629,373 and 48,674,607 shares issued, respectively	476	487
Additional paid-in capital	199,990	184,041
Retained earnings	440,747	307,498
Unearned compensation	(1,535)	(1,927)
Accumulated other comprehensive income (loss)	231	(3,537)
Treasury stock, class A, at cost 38,714 and 0 shares held, respectively	(1,469)	—
Treasury stock, class B, at cost 281,281 and 125,633 shares held, respectively	(3,962)	(604)
Total stockholders' equity	634,654	486,117
Total liabilities and stockholders' equity	$864,188	$684,478

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollar amounts in thousands, except share data)	Year ended December 31, 2002	2001	2000
Revenue			
Investment advisory and administration fees			
Mutual funds	**$212,214**	$217,361	$229,259
Separate accounts	**306,951**	278,126	223,521
Other income			
Affiliate	**5,000**	5,000	5,000
Other	**52,812**	32,657	19,092
Total revenue	**576,977**	533,144	476,872
Expense			
Employee compensation and benefits	**230,634**	215,118	189,684
Fund administration and servicing costs — affiliates	**40,304**	60,829	75,686
General and administration			
Affiliates	**8,013**	7,998	7,759
Other	**82,063**	68,569	50,552
Amortization of intangible assets	**824**	10,454	10,153
Total expense	**361,838**	362,968	333,834
Operating income	**215,139**	170,176	143,038
Non-operating income (expense)			
Investment income	**9,492**	11,576	7,734
Interest expense	**(683)**	(761)	(855)
Total non-operating income (expense)	**8,809**	10,815	6,879
Income before income taxes	**223,948**	180,991	149,917
Income taxes	**90,699**	73,557	62,556
Net income	**$133,249**	$107,434	$87,361
Earnings per share			
Basic	**$2.06**	$1.67	$1.37
Diluted	**$2.04**	$1.65	$1.35
Weighted-average shares outstanding			
Basic	**64,756,290**	64,271,538	63,886,353
Diluted	**65,307,548**	64,926,199	64,590,707

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2002, 2001 and 2000

(Dollar amounts in thousands)	Common Stock Class A	Common Stock Class B	Additional Paid-In Capital	Retained Earnings	Unearned Compen-sation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Class A	Treasury Stock Class B	Total Stockholders' Equity
December 31, 1999	$90	$549	$169,554	$112,703	($2,139)	($231)	—	—	$280,526
Net income	—	—	—	87,361	—	—	—	—	87,361
Purchase of treasury stock	—	—	—	—	—	—	(16)	—	(16)
Conversion of class B common stock to class A common stock	5	(5)	—	—	—	—	—	—	—
Issuance of shares to Nonemployee Directors	—	—	111	—	—	—	—	—	111
Proceeds from issuance of class A common stock	—	—	222	—	—	—	—	—	222
Expenses from issuance of class A common stock, net	—	—	(91)	—	—	—	—	—	(91)
Issuance of class B common stock	—	1	1,008	—	(744)	—	—	—	265
Amortization of discount on issuance of class B common stock	—	—	—	—	757	—	—	—	757
Stock options exercised	—	—	742	—	—	—	—	—	742
Tax benefit from stock options exercised	—	—	610	—	—	—	—	—	610
Foreign currency translation loss	—	—	—	—	—	(408)	—	—	(408)
Unrealized loss on investments, net	—	—	—	—	—	(1,838)	—	—	(1,838)
December 31, 2000	95	545	172,156	200,064	(2,126)	(2,477)	(16)	—	368,241
Net income	—	—	—	107,434	—	—	—	—	107,434
Conversion of class B common stock to class A common stock	56	(56)	—	—	—	—	—	—	—
Issuance of class A common stock	6	—	8,817	—	—	—	—	—	8,823
Issuance of class B common stock	—	—	502	—	(206)	—	—	—	296
Amortization of discount on issuance of class B common stock	—	—	—	—	1,100	—	—	—	1,100
Treasury stock transactions	2	(2)	(3,063)	—	(695)	—	16	(604)	(4,346)
Tax benefit from stock options exercised	—	—	5,629	—	—	—	—	—	5,629
Foreign currency translation loss	—	—	—	—	—	(294)	—	—	(294)
Unrealized loss on investments, net	—	—	—	—	—	(766)	—	—	(766)
December 31, 2001	159	487	184,041	307,498	(1,927)	(3,537)	—	(604)	486,117
Net income	—	—	—	133,249	—	—	—	—	133,249
Conversion of class B common stock to class A common stock	11	(11)	—	—	—	—	—	—	—
Issuance of class A common stock	6	—	11,969	—	(864)	—	—	—	11,111
Issuance of class B common stock	—	—	183	—	—	—	—	—	183
Amortization of discount on issuance of class B common stock	—	—	—	—	1,256	—	—	—	1,256
Treasury stock transactions	—	—	(3,882)	—	—	—	(1,469)	(3,358)	(8,709)
Tax benefit from stock options exercised	—	—	7,679	—	—	—	—	—	7,679
Foreign currency translation gain	—	—	—	—	—	1,715	—	—	1,715
Unrealized gain on investments, net	—	—	—	—	—	2,053	—	—	2,053
December 31, 2002	**$176**	**$476**	**$199,990**	**$440,747**	**($1,535)**	**$231**	**($1,469)**	**($3,962)**	**$634,654**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)	Year ended December 31, 2002	2001	2000
Cash flows from operating activities			
Net income	**$133,249**	$107,434	$87,361
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**20,238**	26,021	19,995
Stock-based compensation	**4,926**	4,483	868
Deferred income taxes	**7,053**	(8,460)	(2,318)
Tax benefit from stock-based compensation	**7,679**	5,629	610
Purchase of investments, trading, net	**(17,350)**	—	—
Net loss on investments	**2,031**	—	—
Changes in operating assets and liabilities:			
Increase in accounts receivable	**(19,699)**	(10,722)	(18,074)
Decrease (increase) in receivable from affiliates	**2,288**	(2,653)	627
Decrease (increase) in other assets	**946**	29	(4,646)
Increase in accrued compensation	**33,349**	22,775	39,751
Increase (decrease) in accounts payable and accrued liabilities	**(4,137)**	16,493	(14,618)
Decrease in accrued interest payable to affiliates	**—**	—	(705)
Increase (decrease) in other liabilities	**1,472**	6,344	(244)
Cash provided by operating activities	**172,045**	167,373	108,607
Cash flows from investing activities			
Purchase of property and equipment	**(42,827)**	(40,479)	(32,761)
Purchase of investments	**(52,245)**	(126,576)	(12,899)
Acquisition of business, net of cash acquired	**(1,733)**	—	—
Cash used in investing activities	**(96,805)**	(167,055)	(45,660)
Cash flows from financing activities			
Repayment of note and loan payable to affiliates	**—**	—	(28,200)
Issuance of class A common stock	**2,658**	1,199	873
Issuance of class B common stock	**332**	296	265
Purchase of treasury stock	**(12,444)**	(7,407)	(16)
Reissuance of treasury stock	**2,048**	445	—
Acquired management contract obligation payment	**(766)**	(696)	—
Cash used in financing activities	**(8,172)**	(6,163)	(27,078)
Effect of exchange rate changes on cash and cash equivalents	**1,715**	(294)	(408)
Net increase (decrease) in cash and cash equivalents	**68,783**	(6,139)	35,461
Cash and cash equivalents, beginning of year	**186,451**	192,590	157,129
Cash and cash equivalents, end of year	**$255,234**	$186,451	$192,590

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2002, 2001 and 2000
(Dollar amounts in thousands, except share data)

BUSINESS

BlackRock, Inc. (together, with its subsidiaries, "BlackRock" or the "Company") provides diversified investment management services to institutional clients, including certain subsidiaries and affiliates of The PNC Financial Services Group, Inc. ("PNC"), and to individual investors through various investment vehicles. Institutional investment management services primarily consists of the active management of fixed income, equity and liquidity client accounts and the management of the *BlackRock Provident Institutional Funds* ("BPIF"), a money market mutual fund family serving the institutional market. Individual investor services primarily consists of the management of the Company's sponsored open-end and closed-end mutual funds ("*BlackRock Funds*"). BlackRock Advisors, Inc. ("BA"), BlackRock Institutional Management Corporation ("BIMC"), BlackRock Financial Management, Inc. ("BFM"), BlackRock International, Ltd. ("BI") and BlackRock Capital Management, Inc. ("BCM") are registered investment advisers under the Investment Advisers Act of 1940 while BlackRock Investments, Inc. ("BII") is a registered broker dealer under the Securities Exchange Act of 1934.

Basis of Presentation

BlackRock is indirectly majority owned by PNC. The consolidated financial statements of BlackRock include the assets, liabilities and earnings of its wholly-owned subsidiaries BA, BIMC, BFM, BI, BCM, BII, BlackRock Funding, Inc., BlackRock Overseas Investments Corporation, BlackRock Portfolio Holdings, Inc. and their subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Significant intercompany accounts and transactions between the consolidated entities have been eliminated. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at major financial institutions and in money market mutual funds, in which the Company is exposed to market and credit risk.

Investments

The Company's investments are classified as trading or available for sale. Investments, trading, represent investments made by the Company and held in a Rabbi trust with respect to senior employee elections under the BlackRock Voluntary and Involuntary Deferred Compensation Plans and are recorded at fair market value with unrealized gains and losses included in the accompanying consolidated statements of income as investment income (expense). Investments, available for sale, consist primarily of investments in BlackRock funds, municipal bonds and certain institutional and private placement portfolios ("alternative investment products") and are stated at market values. Securities, which are not readily marketable (alternative investment products), are stated at their fair market value as determined by the Company's management.

The resulting unrealized gains and losses on investments, available for sale, are included in the accumulated other comprehensive income or loss component of stockholders' equity, net of tax. Realized gains and losses on trading and available for sale investments are calculated on a specific identification basis and, along with interest and dividend income, are included in investment income (expense) in the accompanying consolidated statements of income. The Company's management periodically assesses impairment on investments to determine if it is other than temporary. Several of the Company's available for sale investments represent equity interests in collateralized debt obligations in which the Company acts in the capacity of collateral manager. The Company reviews cash flow estimates throughout the life of each collateralized debt obligation to determine if an impairment charge is required to be taken through current earnings. If the updated estimate of future cash flows (taking into account both timing and amount) is less than the last revised estimate and the reduction in estimated future cash flows is deemed other than temporary, an impairment is recognized based on the excess of the carrying amount of the investment over its fair value. In evaluating impairments on all other available for sale securities, the Company considers the length of time and the extent to which the security's market value has been less than its cost, the financial conditions and near-term prospects of the security's issuer and the Company's intended holding period for the security. Any impairment on investments which is deemed other than temporary is recorded in non-operating income (expense) on the consolidated statements of income as a realized loss.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation generally is provided on the straight-line method over the estimated useful lives of the various classes of property and equipment. Accelerated methods are used for income tax purposes. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or lease terms, whichever is shorter.

Intangible Assets

Intangible assets are comprised of goodwill, indefinite-lived intangible assets and intangible assets with a finite life. For each of the two years in the period ended December 31, 2001, goodwill was amortized on a straight-line basis over 25 years. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective on January 1, 2002, as required. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, ceased upon adoption of the new statement. Impairment testing for goodwill at a reporting unit level is required on at least an annual basis. The new statement also addresses other accounting matters, disclosure requirements and financial statement presentation issues relating to goodwill and other intangible assets. As a result of the cessation of amortization expense related to the adoption of SFAS No. 142, the Company's diluted earnings per share has increased by approximately $.08 per share during the year ended December 31, 2002. The Company periodically evaluates the carrying value of intangible assets. Any impairment would be recognized when the future operating cash flows expected to be derived from such intangible assets are less than their carrying value. In such instances, impairment, if any, is measured on a discounted future cash flow basis.

Software Costs

The Company has adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs of approximately $5,370 and $5,100 have been capitalized for the years ended December 31, 2002 and 2001, respectively, and are being amortized over an estimated useful life of three years.

Stock-based Compensation

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation," and adopted the intrinsic value method for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock for each of the three years in the period ended December 31, 2002. Fair value disclosures are included in the notes to the consolidated financial statements.

Pursuant to SFAS No. 123, the Company elected to account for its 1999 Stock Award and Incentive Plan (the "Award Plan") and shares issued under the BlackRock, Inc. 2001 Employee Stock Purchase Plan ("ESPP") under Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and adopted the disclosure only provisions of SFAS No. 123 for each of the three years in the period ended December 31, 2002.

The Company will expense stock-based compensation using the fair value-based method beginning with grants made in 2003. The fair value of each option grant will be estimated using the Black-Scholes option-pricing model. Assuming recurring stock option grants of similar size and value to those made during 1999 and 2000, this change in accounting policy will not have a material impact on diluted earnings per share in 2003. The annual impact is expected to increase over the next five years under the transitional guidance currently provided by SFAS No. 123, as amended. When fully implemented, the impact, assuming recurring stock option grants of similar size and value to those made during 1999 and 2000, is expected to result in an annual reduction of 3% to diluted earnings per share.

Treasury Stock

The Company records common stock purchased for treasury at cost. At the date of subsequent reissuance, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis.

Revenue Recognition

Investment advisory and administration fees are recognized as the services are performed. Such fees are primarily based on predetermined percentages of the market values of the assets under management. Investment advisory and administration fees for mutual funds are shown net of fees waived pursuant to expense limitations.

The Company also receives performance fees or an incentive allocation from alternative investment products and certain separate accounts. These performance fees are earned upon attaining specified investment return thresholds. Such fees are recorded as earned. Should the alternative investment products and separate accounts subject to performance fees not continue to meet specified investment return thresholds, performance fees and related employee compensation expense previously recorded may be subject to reversal. At December 31, 2002, no performance fees recorded by the Company are subject to reversal.

BlackRock provides a variety of risk management and investment system services to insurance companies, finance companies, pension funds, consultants, mutual fund sponsors, REITs, commercial and mortgage banks, savings institutions and government agencies. These services are provided under the brand name *BlackRock Solutions* and include a wide array of risk management services and enterprise investment system outsourcing to clients. Fees earned for *BlackRock Solutions* services are either based on predetermined percentages of the market value of assets subject to the services or on fixed monthly or quarterly payments. The fees earned on risk management advisory and investment system assignments are recorded as other income.

Administration and Servicing Costs

In connection with mutual funds advised by the Company, certain administration and servicing costs are expensed as incurred.

Comprehensive Income

All changes in equity except those resulting from investments by shareholders and distributions to shareholders are included in comprehensive income (loss).

Earnings Per Share

Basic earnings per common share is calculated by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings per common share is computed by dividing net income by the total weighted average number of shares of common stock outstanding and common stock equivalents. Diluted earnings per share is computed using the treasury stock method.

Business Segments

The Company operates predominantly in one business segment, the investment advisory and asset management business.

Disclosure of Fair Value

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of estimated fair values of certain on- and off-balance sheet financial instruments. The methods and assumptions are set forth below:

- Cash and cash equivalents, receivables, other assets, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short maturities.
- The fair value of investments is based on quoted market prices. If securities are not readily marketable (alternative investment products), values are stated at fair value as determined by the Company's management.
- At December 31, 2002, the estimated fair value of the acquired management contract obligation based on current rates offered to the Company for debt with a similar remaining maturity was approximately $7,982.

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts and for hedging activities. SFAS No. 133 generally requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those investments at fair value. The Company adopted the new statement as of January 1, 2001.

The Company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in foreign currency exchange rates of its assets and liabilities. Derivative financial instruments are not entered into for trading or speculative purposes. The premium or discount on an instrument is amortized over the life of the contract. Changes in the fair value of the Company's derivative financial instruments are recognized in current earnings, offset by the corresponding gain or loss on the related foreign denominated assets or liabilities, in the consolidated statements of income.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

Reclassification of Prior Periods' Statements

Certain items previously reported have been reclassified to conform with the current year's presentation.

Recent Accounting Developments

a) Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities," which nullified Emerging Issue Task Force Issue ("Issue") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," by requiring the recognition of a liability for a cost associated with an exit or disposal activity only when the liability is incurred. Under the Issue, a liability for an exit cost could have been recorded at the date of an entity's commitment to an exit plan. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material impact on the Company's financial statements.

b) Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 significantly changes current practice in the accounting for, and disclosure of, guarantees. Under FIN No. 45, certain guarantees are required to be recorded at fair value, in contrast to current practice which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, "Accounting for Contingencies." FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN No. 45 became effective for any interim or annual periods ending after December 15, 2002 while the interpretation's initial recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this interpretation is not expected to have a material impact on the Company's financial statements.

c) Stock-based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. As discussed previously, in adopting SFAS No. 148, the Company has elected to apply the recognition provisions of SFAS No. 123 to all employee awards granted, modified or settled after January 1, 2003. When fully implemented, the impact to the Company's financial statements, assuming recurring stock option grants of similar size and value to those made during 1999 and 2000, is expected to result in an annual reduction of 3% to diluted earnings per share.

d) Consolidation

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to variable interest entities ("VIE") and generally would require that the assets, liabilities and results of operations of a VIE be consolidated into the financial statements of the enterprise that has a controlling financial interest in it. The interpretation provides a framework for determining whether an entity should be evaluated for consolidation based on voting interests or significant financial support provided to the entity ("variable interests").

An entity is classified as a VIE if total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support or its equity investors lack the direct or indirect ability to make decisions about an entity's activities through voting rights, absorb the expected losses of the entity if they occur or receive the expected residual returns of the entity if they occur. Once an entity is determined to be a VIE, its assets, liabilities and results of operations should be consolidated with those of its primary beneficiary. The primary beneficiary of a VIE is the entity which either will absorb a majority of the VIE's expected losses or has the right to receive a majority of the VIE's expected residual returns. The expected losses and residual returns of a VIE include expected variability in its net income or loss, fees to decision makers and fees to guarantors of substantially all VIE assets or liabilities and are calculated in accordance with Statement of Financial Accounting Concept No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements."

A public enterprise with a variable interest in a VIE created before January 31, 2003, must apply FIN No. 46 to that VIE as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. Additionally, if it is reasonably possible that an enterprise will consolidate or disclose information about a VIE when the guidance becomes effective, there are several disclosure requirements effective for all financial statements issued after January 31, 2003.

Pursuant to the conceptual framework set forth in FIN No. 46, the Company's management has concluded that the consolidation of the assets, liabilities and results of operations of several sponsored investment vehicles which have been deemed VIEs in its consolidated financial statements as of and for the period ended September 30, 2003 is reasonably possible. BlackRock's maximum potential loss related to these VIEs is limited to the amount of its respective equity ownership in each of these investment vehicles and consequently has no risk of loss with respect to the debt of these investment vehicles. Additionally, the Company has neither guaranteed nor is contractually liable for any of the VIEs' obligations. Pertinent information as of December 31, 2002 relating to these VIEs is as follows:

- BlackRock acts as collateral asset manager for four collateralized bond obligation funds ("CBOs") and one collateralized loan obligation fund ("CLO") organized as corporations or limited liability companies. The funds invest in high yield securities and offer opportunity for high return and are subject to greater risk than traditional investment products. These funds are structured to take advantage of the yield differential between their assets and liabilities and have terms to maturity from eight to twelve years. At December 31, 2002, aggregate assets and debt in the CBOs and CLO was approximately $2.1 billion and $2.1 billion, respectively. BlackRock's equity ownership was approximately $10.4 million at December 31, 2002.

As currently organized, the following entities would be considered VIEs under FIN 46. However, management has identified, and intends to implement, certain changes to the equity ownership and/or control structure of these entities that management believes would remove them from the scope of FIN 46 and, as a result, these entities would not be required to be consolidated in the third quarter of 2003.

- BlackRock serves as investment manager for two fixed income hedge funds that engage in trading of fixed income securities through both a limited liability company ("LLC") and a corporate entity. These funds invest in the global bond markets on a more leveraged basis and/or concentrated basis than BlackRock's traditional fixed income products with diversification of risk exposure in each portfolio. BlackRock serves as the managing member of the LLC and the investment manager of the corporate entity which had combined assets and liabilities of approximately $37.9 billion and $36.4 billion, respectively, at December 31, 2002. BlackRock's equity ownership was approximately $7.5 million at December 31, 2002.
- On November 4, 2002, BlackRock purchased certain assets and liabilities of Cyllenius Partners GP, LLC and Cyllenius Capital Management LP and now serves as the managing member of two LLCs and the investment manager for a corporation (the "Cyllenius Funds") which engage in the trading of equity securities both long and short. At December 31, 2002, the Cyllenius Funds had total assets and liabilities of approximately $168.2 million and $44.8 million, respectively. BlackRock holds no ownership interest in the Cyllenius Funds.

Management will continue to assess this interpretation's impact on its consolidated financial statements. In addition, the FASB is discussing implementation guidelines associated with FIN No. 46 which could change our current assessment of its impact. Therefore, additional entities may be subject to consolidation upon BlackRock's final adoption of FIN No. 46.

2. INVESTMENTS

A summary of the cost and fair market value of investments is as follows:

		Gross Unrealized		
December 31, 2002	Cost	Gains	Losses	Fair Market Value
Trading	$17,350	$0	$1,453	$15,897
Total investments, trading	17,350	—	1,453	15,897
Mutual funds	158,262	156	—	158,418
Municipal debt securities	13,823	448	—	14,271
Collateralized bond obligations	12,108	—	1,733	10,375
Other	9,782	—	—	9,782
Total investments, available for sale	193,975	604	1,733	192,846
Total investments, trading and available for sale	$211,325	$604	$3,186	$208,743
December 31, 2001				
Mutual funds	$129,304	$0	$1,882	$127,422
Collateralized bond obligations	12,689	—	2,607	10,082
Other	1,607	15	—	1,622
Total investments, available for sale	$143,600	$15	$4,489	$139,126

All municipal debt securities have a maturity date in excess of ten years and an investment rating (provided by major rating agencies) of "AAA" or its equivalent.

BlackRock acts as investment advisor to all these investments.

A summary of sale activity in the Company's available for sale portfolio during the years ended December 31, 2002, 2001 and 2000 is as follows:

	Year ended December 31,		
	2002	2001	2000
Sales proceeds	$303,388	$37,199	$28
Gross realized gains	$3,903	$188	$11
Gross realized losses	(4,152)	—	—
Net realized gain (loss)	($249)	$188	$11

During the year ended December 31, 2002, gross realized losses include impairments of the Company's investments in mutual funds and collateralized bond obligations approximating $1.8 million and $2.2 million, respectively.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated useful life — in years	December 31, 2002	2001
Land	N/A	**$3,564**	$3,564
Building	39	**16,972**	16,946
Building improvements	15	**5,957**	5,286
Equipment and computer software	3-5	**72,083**	54,388
Leasehold improvements	2-17	**43,707**	8,721
Furniture and fixtures	7	**16,982**	12,712
Construction in progress	N/A	**—**	14,979
		159,265	116,596
Less accumulated depreciation		**65,342**	46,086
Property and equipment, net		**$93,923**	$70,510

N/A - Not applicable

Building and building improvements reflect the new building located in Wilmington, Delaware. The remaining balance in the construction in progress account at December 31, 2001 primarily represents expenditures associated with occupying a new headquarters site in New York City located at 40 East 52nd Street.

Depreciation expense was approximately $19,414, $15,567 and $9,842 for the years ended December 31, 2002, 2001 and 2000, respectively.

4. OTHER INCOME

Other income consists of the following:

	Year ended December 31, 2002	2001	2000
Risk management and investment system services	**$51,860**	$34,375	$20,566
Other	**5,952**	3,282	3,526
	$57,812	$37,657	$24,092

5. INTANGIBLE ASSETS

Intangible assets at December 31, 2002 consist of the following:

	Weighted-avg. estimated useful life	December 31, 2002		
		Gross Carrying Amount	Accumulated Amortization	Total Intangible Assets
Goodwill	N/A	$240,797	$65,842	$174,955
Management contracts acquired	N/A	1,677	—	1,677
Total goodwill and unamortized intangible assets		242,474	65,842	176,632
Management contract acquired	10.0	8,040	2,111	5,929
Other	2.2	286	20	266
Total amortized intangible assets	9.7	8,326	2,131	6,195
Total intangible assets		$250,800	$67,973	$182,827

	Weighted-avg. estimated useful life	December 31, 2001		
		Gross Carrying Amount	Accumulated Amortization	Total Intangible Assets
Goodwill	25.0	$240,797	$65,842	$174,955
Management contracts acquired	10.0	8,040	1,307	6,733
	24.5	$248,837	$67,149	$181,688

N/A – Not applicable

a) Goodwill

The consolidated financial statements reflect the results of operations of the former BlackRock Financial Management, L.P. and BFM Advisory L.P., which were acquired by PNC on February 28, 1995. Goodwill recognized at acquisition approximated $240,000 and was amortized on a straight-line basis over 25 years.

b) Management Contract Acquired

On May 15, 2000, BlackRock entered into a contract in connection with the agreement and plan of merger of CORE Cap, Inc. with Anthracite Capital, Inc., a BlackRock managed REIT. This agreement assigns the managerial rights and duties of CORE Cap, Inc.'s former manager to BlackRock for consideration in the amount of $12,500 to be paid by BlackRock over a ten-year period. The present value of the acquired contract using an imputed interest rate of 10% was $8,040 on the date of acquisition. This amount is recorded as an intangible asset and is being amortized on a straight-line basis over ten years.

The following table reflects the adoption of SFAS No. 142:

	Year ended December 31,		
	2002	2001	2000
Reported net income	**$133,249**	$107,434	$87,361
Goodwill amortization, net of tax	—	5,166	4,984
Adjusted net income	**$133,249**	$112,600	$92,345
Basic earnings per share:			
Reported	**$2.06**	$1.67	$1.37
Goodwill amortization, net of tax	—	0.08	0.08
Adjusted	**$2.06**	$1.75	$1.45
Diluted earnings per share:			
Reported	**$2.04**	$1.65	$1.35
Goodwill amortization, net of tax	—	0.08	0.08
Adjusted	**$2.04**	$1.73	$1.43

Future expected amortization of intangible assets expense is as follows:

2003	$906
2004	906
2005	824
2006	804

6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company currently enters into forward foreign currency exchange contracts with a major multinational financial institution to hedge foreign currency exposures related to non-dollar denominated seed investments in its consolidated statements of financial condition. At December 31, 2002, the contracts had a notional amount and unrealized depreciation of $20,904 and ($794), respectively. All contracts mature on June 30, 2003. The Company had no derivative financial instruments outstanding at December 31, 2001.

By using derivative financial instruments to hedge exposure to changes in exchange rates, the Company exposes itself to market risk. Market risk from forward foreign currency exchange contracts is the effect on the value of a financial instrument that results from a change in currency exchange rates. The Company manages exposure to market risk associated with foreign currency exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

7. COMMITMENTS

a) Lease Commitments

The Company leases its primary office space under agreements which expire through 2017. Future minimum commitments under these operating leases, net of rental reimbursements of $4,707 through 2005 from a sublease arrangement, are as follows:

2003	$11,519
2004	11,393
2005	10,854
2006	10,897
2007	10,897
Thereafter	117,130
	$172,690

In connection with certain lease agreements, the Company is responsible for escalation payments. Occupancy expense amounted to $19,263, $12,560 and $9,707 for the years ended December 31, 2002, 2001 and 2000, respectively.

b) Acquired Management Contract Obligation

In connection with the management contract acquired associated with the agreement and plan of merger of CORE Cap, Inc. with Anthracite Capital, Inc., a BlackRock managed REIT, the Company recorded an $8,040 liability using an imputed interest rate of 10%. For the years ended December 31, 2002 and 2001, the related expense was $683 and $761, respectively. At December 31, 2002, the future commitment under the agreement is as follows:

2003	$1,500
2004	1,500
2005	1,500
2006	1,000
2007	1,000
Thereafter	3,000
	9,500
Less: imputed interest	2,922
Present value of management contract	$6,578

c) Indemnifications

In the ordinary course of business, BlackRock enters into contracts with third parties pursuant to which the third parties provide services on behalf of BlackRock. In many of the contracts, BlackRock agrees to indemnify the third party service provider under certain circumstances. The terms of the indemnity vary from contract to contract and the amount of indemnification liability, if any, cannot be determined.

d) Other

On November 4, 2002, the Company acquired certain assets and liabilities of Cyllenius Capital Management LLC ("Cyllenius"), an equity hedge fund manager, for $1.9 million in cash at closing. The ultimate purchase price for Cyllenius may include future contingent payments which are performance-based and are not subject to a maximum or the continued employment of former Cyllenius employees with the Company. The contingent payments will be made on or about August 31, 2003 and January 30, 2004.

The Company has entered into a commitment to invest $7,681 in Carbon Capital, Inc., an alternative investment fund sponsored by BlackRock, of which $5,395 remained unfunded at December 31, 2002.

8. EMPLOYEE BENEFIT PLANS

Involuntary Deferred Compensation Plan

Effective January 2002, the Company adopted an Involuntary Deferred Compensation Plan for the purpose of providing deferred compensation and retention incentives to key officers and employees. The Involuntary Deferred Compensation Plan provides for a mandatory deferral of up to 15% of annual incentive compensation. The mandatory deferral of annual incentive compensation for services performed in 2002 and 2001 was 10% and 5%, respectively. The mandatory deferral is matched by BlackRock in an amount equal to 20%. Incentive compensation vests on a straight-line basis over a three year vesting period. The matching contribution and investment income related to the mandatory deferral vests on the third year anniversary of the deferral date. The Company funds the obligation through the establishment of a Rabbi trust on behalf of the participants in the plan.

Voluntary Deferred Compensation Plan

Effective January 2002, the Company adopted a Voluntary Deferred Compensation Plan which allows participants to elect to defer between 1% and 100% of that portion of his or her annual incentive compensation not mandatorily deferred under the BlackRock Involuntary Deferred Compensation Plan. The participants must specify a deferral period of one, three, five or ten years. The Company funds the obligation through the establishment of a Rabbi trust on behalf of the participants in the plan.

The Rabbi trust established for the Involuntary and Voluntary Deferred Compensation Plans is reflected in investments as trading securities in the accompanying consolidated statements of financial condition. Any earnings in the Rabbi trust, including unrealized appreciation (depreciation), is reflected as non-operating income or loss and employee compensation and benefits in equal amounts in the accompanying consolidated statements of income.

Incentive Savings Plan

The Company's employees participate in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Code limitations, are matched by the Company. ISP expenses for the Company were $3,872, $3,397 and $3,758 for the years ended December 31, 2002, 2001 and 2000, respectively. Contributions to the ISP were matched primarily by shares of BlackRock's common stock in 2002 and PNC's common stock in 2001 and 2000, respectively. 500,000 shares of BlackRock's common stock have been reserved for the ISP of which 165,827 shares have been issued as of December 31, 2002.

Postretirement Benefits

PNC provides certain health care and life insurance benefits for retired employees. Expenses for postretirement benefits allocated to the Company by PNC were $354, $276 and $272 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, accrued postretirement benefits included in the consolidated statements of financial condition totaled $1,149 and $1,019, respectively. No separate financial obligation data for the Company is available with respect to such plan.

Noncontributory Defined Benefit Pension Plan

Certain employees of the Company participate in PNC's noncontributory defined benefit pension plan. Retirement benefits are based on compensation level, age and length of service. Pension contributions are based on actuarially determined amounts necessary to fund total benefits payable to plan participants. During 2000, the Company contributed approximately $1,600 to the plan and had a prepaid balance of approximately $1,200 in pension benefit obligation as of December 31, 2002 and 2001. These amounts were recorded in other assets on the consolidated statements of financial condition. BlackRock incurred $111 in pension expense during the year ended December 31, 2002 and did not incur pension expense during the years ended December 31, 2001 and 2000, respectively.

9. STOCK AWARD AND INCENTIVE PLANS

Stock Award and Incentive Plan

Pursuant to the Company's Award Plan, options are granted at an exercise price not less than the market value of common stock on the date of grant. These options have a ten-year life, vest ratably over periods ranging from 2-4 years and become exercisable upon vesting.

Stock option activity during 2000 – 2002 is summarized below:

Outstanding at	Shares under option	Weighted-avg. exercise price
December 31, 1999	1,056,000	$14.00
Granted	1,482,034	43.13
Exercised	53,024	14.00
Canceled	83,500	14.00
December 31, 2000	2,401,510	31.98
Granted	9,693	39.80
Exercised	103,226	14.00
Canceled	68,669	33.21
December 31, 2001	2,239,308	32.80
Granted	3,731,000	37.36
Exercised	130,272	14.00
Canceled	33,672	30.54
December 31, 2002	**5,806,364**	**$36.17**

A maximum of 9,000,000 shares of class A common stock are authorized for issuance under the Award Plan at December 31, 2002. Of this amount, 2,843,371 shares remain available for future awards. The number of shares vested at December 31, 2002 was 806,925.

Stock options outstanding and exercisable on December 31, 2002 are as follows:

Range of exercise prices	Outstanding shares under option	Weighted-avg. remaining contractual life	Outstanding shares weighted-avg. exercise price	Exercisable shares under option	Exercisable shares weighted-avg. exercise price
$14.00	647,637	6.75	$14.00	647,637	$14.00
$32.47	3,000	8.29	32.47	—	—
$37.36	3,731,000	9.79	37.36	—	—
$40.03–$44.22	1,424,727	7.96	43.12	159,288	42.05
	5,806,364	9.00	$36.17	806,925	$19.54

BlackRock Inc. Long-Term Retention and Incentive Plan

On October 15, 2002, the Company finalized the BlackRock, Inc. Long-Term Retention and Incentive Plan (the "Retention Plan"). The Retention Plan permits the grant of up to $240,000 in deferred compensation awards (the "Compensation Awards"), subject to the achievement of certain performance hurdles no later than March 2007. In conjunction with the Retention Plan, BlackRock may issue up to 3.5 million stock options with an exercise price equal to market value under the Award Plan, subject to vesting at December 31, 2006. As of December 31, 2002, the Company has awarded approximately 3.4 million stock options and approximately $130,500 in Compensation Awards. If the performance hurdles are achieved, the Compensation Awards will be funded with up to 4 million shares of BlackRock common stock to be surrendered by PNC and distributed to Retention Plan participants, less income tax withholding. In addition, distributed shares to Retention Plan participants will include an option to put such distributed shares back to BlackRock at fair market value. BlackRock will fund the remainder of the Compensation Awards with up to $40,000 in cash.

The Compensation Awards will fully vest at the end of any three-month period beginning in 2005 or 2006 during which the daily average closing price of the Company's common stock is at least $65 per share. If that performance hurdle is not achieved, the Company's Compensation Committee of its Board of Directors may, in its sole discretion, vest a portion of the Compensation Awards if the Company realizes compound annual growth in diluted earnings per share of at least 10% from January 1, 2002 to December 31, 2006 and the Company's publicly-traded stock performs in the top half of its peer group during that time.

There will be no expense recognition associated with the Compensation Awards unless vesting occurs or a partial vesting determination by the Compensation Committee is considered probable and estimable. Once this determination is made, BlackRock will record compensation expense for the pro rata portion of the Compensation Awards earned to date. Compensation expense for the remaining Compensation Awards will be recognized ratably from the determination date through the vesting date and could extend through March 31, 2007. In addition, at the time that the BlackRock common stock portion of the Compensation Awards are distributed, BlackRock will record an increase in stockholders' equity equal to the fair market value of the BlackRock common stock distributed to employees from shares surrendered by PNC.

The terms of the Retention Plan are subject to approval by BlackRock's stockholders at the Company's annual meeting in May 2003.

Employee Stock Purchase Plan

On May 2, 2001, BlackRock's shareholders approved the adoption of the ESPP, the terms of which allow eligible employees to purchase shares of the Company's class A common stock at 85% of the lesser of fair market value on the first or last day of each six-month offering period. Eligible employees may not purchase more than 500 shares of class A common stock in any six-month offering period. In addition, for any calendar year in which the option to purchase shares is outstanding, Section 423 (b)(8) of the Internal Revenue Code restricts an ESPP participant from purchasing more than $25 worth of class A common stock based on its fair market value. No charge to earnings has been recorded with respect to the ESPP. The first offering period began on August 1, 2001. A total of 1,250,000 shares of class A common stock are available for issuance under the ESPP. The number of shares issued at December 31, 2002 and estimated to be issued pursuant to the ESPP for the offering period ending February 1, 2003 is approximately 120,000.

Pro Forma Net Income and Earnings Per Share

Under APB 25, no compensation costs were recognized related to the Award Plan and shares issued under the ESPP. Under SFAS No. 123, compensation costs related to the Award Plan and shares issued under the ESPP are measured at the grant date based on the fair value and are recognized ratably over the vesting period. The following table sets forth pro forma net income and diluted earnings per share as if compensation expense was recognized for stock options and the ESPP.

	2002	2001	2000
Net Income			
Reported	$133,249	$107,434	$87,361
Pro forma	$124,921	$100,943	$85,859
Diluted Earnings Per Share			
Reported	$2.04	$1.65	$1.35
Pro forma	$1.91	$1.55	$1.33

The fair value of option grants and ESPP shares are estimated using the Black-Scholes option-pricing model with the following assumptions for the years ended December 31, 2002, 2001 and 2000, respectively:

	2002	2001	2000
Expected dividend yield	**0.00%**	0.00%	0.00%
Expected volatility	**16.13% to 33.85%**	30.04% to 30.69%	31.36%
Risk-free interest	**1.69% to 1.76%**	2.37% to 5.37%	5.88%
Expected term	**8 years**	7 years	7 years

The weighted-average fair value of the options granted and ESPP shares in 2002, 2001 and 2000 was $15.04, $10.83 and $19.92 per share, respectively.

Deferred Compensation Plan

The Company has a Long-term Deferred Compensation Plan (the "Plan") to provide a competitive long-term incentive for key officers and employees. The awards vest through 2003 and are expensed on a straight-line method over the respective vesting periods. Compensation expense under the Plan for the years ended December 31, 2002, 2001 and 2000 was $2,396, $3,592 and $5,904, respectively.

10. RELATED PARTY TRANSACTIONS

The Company and its consolidated subsidiaries provide investment advisory and administration services to the *BlackRock Funds*, BPIF, the BlackRock Closed-end Funds and other commingled funds.

Revenues for services provided to these mutual funds including amounts earned from PNC related accounts are as follows:

	Year ended December 31,		
	2002	2001	2000
Investment advisory and administration fees:			
BlackRock Open-end Funds:			
PNC	**$58,145**	$88,524	$111,852
Other	**25,502**	33,952	40,066
BlackRock Closed-end Funds — Other	**41,591**	30,474	33,916
BlackRock Provident Institutional Funds*			
PNC	**14,203**	11,900	5,471
Other*	**71,912**	51,788	33,556
STIF — PNC	**861**	723	4,398
	$212,214	$217,361	$229,259

* *Includes the International Dollar Reserve Fund I, Ltd., a Cayman Islands open-ended limited liability company.*

The Company provides investment advisory and administration services to certain PNC subsidiaries, Nomura Asset Management Co., Ltd. ("Nomura"), a strategic joint venture partner, and affiliates of Nomura, for a fee, based on assets under management. In addition, the Company provides risk management and private client services to PNC.

Revenues for such services are as follows:

	Year ended December 31,		
	2002	2001	2000
Separate accounts — PNC	**$5,886**	$5,573	$5,255
Separate accounts — Nomura	**10,853**	5,614	4,448
Private client services — PNC	**5,525**	5,525	5,525
Other income-risk management — PNC	**5,000**	5,000	5,000
	$27,264	$21,712	$20,228

Total revenue earned by BlackRock for providing asset management and other services to PNC subsidiaries and PNC related accounts for the years ended December 31, 2002, 2001 and 2000 totalled $89,620, $117,245 and $137,501, respectively.

The Company has entered into various memoranda of understanding and co-administration agreements with affiliates of PNC pursuant to which the Company pays administration fees for BPIF and certain other commingled funds and service fees for PNC Advisors' (PNC's wealth management business) clients invested in the *BlackRock Funds*.

PNC provides general and administration services to the Company. Charges for such services were based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. Additionally, the Company has entered into subadvisory and consulting agreements with Nomura and an entity whose President and Chief Executive Officer serves on the Company's Board of Directors.

Aggregate expenses included in the consolidated financial statements for transactions with related parties are as follows:

	Year ended December 31,		
	2002	2001	2000
Fund administration and servicing costs-affiliates	**$40,304**	$60,829	$75,686
General and administration	**6,397**	6,728	7,617
General and administration-consulting	**1,616**	1,270	142
Interest expense-affiliates	**—**	—	353
	$48,317	$68,827	$83,798

Additionally, an indirect wholly-owned subsidiary of PNC acts as a financial intermediary associated with the sale of back-end loaded shares of certain BlackRock funds. This entity finances broker sales commissions and receives all associated sales charges.

Included in accounts receivable is approximately $5,434 and $5,427 at December 31, 2002 and 2001, respectively, which primarily represents investment advisory and administration services provided to Nomura and PNC subsidiaries and affiliates.

Receivable from affiliates was $281 and $2,569 at December 31, 2002 and 2001, respectively. The amount primarily represents a receivable for administration fees earned in connection with services provided to the BlackRock Closed-end Funds and Anthracite Capital, Inc.

Payable to affiliates was $23,977 and $15,972 at December 31, 2002 and 2001, respectively. These amounts primarily represent income taxes payable and fund administration and servicing costs-affiliates payable and are non-interest bearing.

11. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, BII is subject to the Uniform Net Capital requirements under the Securities Exchange Act of 1934, which requires maintenance of certain minimum net capital levels. At December 31, 2002 and 2001, BII's net capital was $6,010 and $3,826 in excess of regulatory requirements, respectively.

12. COMMON STOCK

BlackRock's class A, $0.01 par value, common shares authorized was 250,000,000 shares at December 31, 2002 and 2001. BlackRock's class B, $0.01 par value, common shares authorized was 100,000,000 shares at December 31, 2002 and 2001, respectively.

The Company's common shares issued and outstanding and related activity consist of the following:

	Shares issued				Shares outstanding	
	Common shares Class		Treasury shares Class		Class	
	A	B	A	B	A	B
January 1, 2000	9,000,000	54,864,382	—	—	9,000,000	54,864,382
Conversion of class B stock to class A stock	430,145	(430,145)	—	—	430,145	(430,145)
Issuance of class A common stock	57,152	—	—	—	57,152	—
Issuance of class B common stock	—	75,638	—	—	—	75,638
Purchase of treasury stock	—	—	(353)	—	(353)	—
December 31, 2000	9,487,297	54,509,875	(353)	—	9,486,944	54,509,875
Conversion of class B stock to class A stock	5,685,484	(5,685,484)	—	—	5,685,484	(5,685,484)
Issuance of class A common stock	601,105	—	265	—	601,370	—
Issuance of class B common stock	—	58,638	—	—	—	58,638
Treasury stock transactions	143,058	(208,422)	88	(125,633)	143,146	(334,055)
December 31, 2001	15,916,944	48,674,607	—	(125,633)	15,916,944	48,548,974
Conversion of class B stock to class A stock	**1,035,424**	**(1,098,873)**	**63,449**	**(16,607)**	**1,098,873**	**(1,115,480)**
Issuance of class A common stock	**648,471**	—	—	—	**648,471**	—
Issuance of class B common stock	—	**53,639**	—	—	—	**53,639**
Treasury stock transactions	**5,962**	—	**(102,163)**	**(139,041)**	**(96,201)**	**(139,041)**
December 31, 2002	**17,606,801**	**47,629,373**	**(38,714)**	**(281,281)**	**17,568,087**	**47,348,092**

13. INCOME TAXES

PNC and BlackRock have entered into a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

For the years ended December 31, 2002, 2001 and 2000, BlackRock has filed its own consolidated federal income tax return. BlackRock may file separate state and municipal income tax returns or may be included in state and/or municipal income tax returns with one or more PNC subsidiaries on a combined or unitary basis. If BlackRock is included in a group's combined or unitary state or municipal income tax filing with PNC subsidiaries, BlackRock's share of the liability generally will be based upon an allocation to BlackRock of a percentage of the total tax liability based upon BlackRock's level of activity in such state or municipality.

The provision (benefit) for income taxes consists of the following:

	Year ended December 31,		
	2002	2001	2000
Current:			
Federal	**$62,613**	$63,398	$48,668
State and local	**18,256**	17,272	16,206
Foreign	**2,777**	1,347	—
Total current	**83,646**	82,017	64,874
Deferred:			
Federal	**4,202**	(5,289)	(1,876)
State and local	**2,851**	(3,171)	(442)
Total deferred	**7,053**	(8,460)	(2,318)
Total	**$90,699**	$73,557	$62,556

Deferred income taxes of approximately $4,061 and $623 during the years ended December 31, 2002 and 2001, respectively, have not been provided on undistributed foreign earnings of $10,152 and $1,558 during each year. During the year ended December 31, 2000, the Company did not have foreign earnings. The Company intends to reinvest these earnings indefinitely in operations outside the United States.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities, which are shown net in accounts payable and accrued liabilities-affiliate in the consolidated statements of financial condition, consist of the following:

	December 31,	
	2002	2001
Deferred tax assets:		
Compensation and benefits	**$23,267**	$19,395
Depreciation	**3,503**	3,742
Deferred state income taxes	**4,827**	3,620
Other	**3,814**	8,241
Gross deferred tax asset	**35,411**	34,998
Deferred tax liabilities:		
Goodwill	**31,386**	22,863
Other	**4,217**	3,996
Gross deferred tax liability	**35,603**	26,859
Net deferred tax asset (liability)	**($192)**	$8,139

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31,					
	2002	%	2001	%	2000	%
Expected income tax expense	**$78,382**	**35.0%**	$63,347	35.0%	$52,471	35.0%
Increase (decrease) in income taxes resulting from:						
State and local taxes	**13,719**	**6.1**	9,166	5.1	10,247	6.8
Foreign taxes	**(616)**	**(0.3)**	(539)	(0.3)	—	—
Other	**(786)**	**(0.3)**	1,584	0.8	(162)	(0.1)
Income tax expense	**$90,699**	**40.5%**	$73,558	40.6%	$62,556	41.7%

14. COMPREHENSIVE INCOME

	Year ended December 31,		
	2002	2001	2000
Net income	**$133,249**	$107,434	$87,361
Other comprehensive gain (loss):			
Unrealized gain (loss) from investments, available for sale, net	**2,053**	(766)	(1,838)
Foreign currency translation gain (loss)	**1,715**	(294)	(408)
Comprehensive income	**$137,017**	$106,374	$85,115

15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,		
	2002	2001	2000
Net income	**$133,249**	$107,434	$87,361
Basic weighted-average shares outstanding	**64,756,290**	64,271,538	63,886,353
Dilutive potential shares from forward sales	**53,639**	107,130	173,947
Dilutive potential shares from stock options	**497,619**	547,531	530,407
Dilutive weighted-average shares outstanding	**65,307,548**	64,926,199	64,590,707
Basic earnings per share	**$2.06**	$1.67	$1.37
Diluted earnings per share	**$2.04**	$1.65	$1.35

16. SUPPLEMENTAL STATEMENTS OF CASH FLOW INFORMATION

Supplemental disclosure of cash flow information:

	Year ended December 31,		
	2002	2001	2000
Cash paid for interest	**$734**	$804	$353
Cash paid for income taxes	**$75,236**	$65,778	$80,046

Supplemental schedule of noncash transactions:

	Year ended December 31,		
	2002	2001	2000
Issuance of long term obligation in connection with acquisition of management contract	**$—**	$—	$8,040
Stock-based compensation	**$6,321**	$6,024	$—
Reissuance of treasury stock, class A at a discount to its fair market value	**$587**	$807	$—

BOARD OF DIRECTORS

Laurence D. Fink (2,3,4)
Chairman and Chief Executive Officer
BlackRock, Inc.
Chairman, Executive Committee
Director since 1998

William O. Albertini (1)
Former Chief Financial Officer
Bell Atlantic Global Wireless, Inc.
Director since 2003

William S. Demchak
Vice Chairman and Chief Financial Officer
The PNC Financial Services Group, Inc.
Director since 2003

Murry S. Gerber (1)
President and Chief Executive Officer
Equitable Resources, Inc.
Director since 2000

James Grosfeld (1,3,4)
Former Chairman and Chief Executive Officer
Pulte Corporation
Director since 1999

David H. Komansky
Chairman
Merrill Lynch*
Director effective May 1, 2003

**Retiring April 28, 2003*

William C. Mutterperl
Vice Chairman
The PNC Financial Services Group, Inc.
Director since 2003

Frank T. Nickell (2,3)
President and Chief Executive Officer
Kelso & Company
Chairman, Compensation Committee
Director since 1999

Thomas H. O'Brien (4)
Former Chairman and Chief Executive Officer
The PNC Financial Services Group, Inc.
Chairman, Nominating Committee
Director since 1999

James E. Rohr (2,3,4)
Chairman, President and Chief Executive Officer
The PNC Financial Services Group, Inc.
Director since 1998

Ralph L. Schlosstein
President
BlackRock, Inc.
Director since 1999

Lawrence M. Wagner (1,2,3)
President and Chief Executive Officer
The Hillman Company
Chairman, Audit Committee
Director since 1999

Committees: *1. Audit*
2. Executive
3. Compensation
4. Nominating

MANAGING DIRECTORS

Laurence D. Fink
Chairman and
Chief Executive Officer

Ralph L. Schlosstein
President

Robert S. Kapito
Vice Chairman

Paul L. Audet
Chief Financial Officer

Robert P. Connolly, Esq.
General Counsel

Anne F. Ackerley
Scott M. Amero
Keith T. Anderson
Hugh R. Frater
Henry Gabbay, Ph.D.
Bennett W. Golub, Ph.D.
Charles S. Hallac
Michael C. Huebsch
Kevin Klingert
J. Richard Kushel
Albert B. Morillo
Barbara G. Novick
Susan L. Wagner

Gordon Anderson, CA
Wayne J. Archambo, CFA
Hiroyuki Arita
Thomas S. Bain
Nigel Q.D. Barry
Ara A. Basil
Bartholomew A. Battista
Randolph B. Brown
Michael C. Buchanan, CFA
David E. Byrket, CFA
Katherine S. Cahill
Thomas P. Callan, CFA
Robert E. Capaldi, CFA
Laurence J. Carolan
Scott J. Condron
R. Andrew Damm
John J. Davis
William G. De Leon
Richard M. Duff III
Joseph Feliciani, Jr.

Thomas M. Fortin
Louis J. Gitlin
Robert L. Goldstein
Andrew Gordon
Susan C. Heide, Ph.D.
Frederick W. Herrmann, CFA
Zion Hilelly
Richard K. Hoerner, CFA
Kevin D. Holt, CFA
Kate L. Jonas
Joseph M. Kochansky
James Kong
Todd E. Kopstein
Woo Fung Kwong
James J. Lillis, CPA
Michael P. Lustig
Allan M. McKenzie, CA
Chris A. Milner
John P. Moran
Thomas H. Nevin

Brian B. Ostrowe, CFM
Diane E. Parish
Christina C. Patterson
Andrew J. Phillips
Dennis M. Schaney
Joel M. Shaiman
Richard M. Shea
Rajiv Sobti, Ph.D.
Stuart Spodek
Brian E. Stack
Robert M. Stein, CPA
Stephen B. Switzky
Cheryl L. Sylwester, CFA
Scott F. Thiel
Roland E. Villacorta, CFA
Douglas B. Waggoner
Daniel R. Waltcher
Mark S. Warner, CFA
Mark J. Williams
Adam D. Wizon
Sree Sudha Yerneni

CORPORATE INFORMATION

Corporate Headquarters
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022
(212) 754-5560

Stock Listing
BlackRock, Inc.'s class A common stock is traded on the New York Stock Exchange under the symbol BLK. BlackRock's class B common stock is not included for listing or quotation on any established market. At the close of business on February 28, 2003, there were 430 class A common stockholders of record and 52 class B common stockholders of record.

Internet Information
Information on BlackRock's financial results and its products and services is available on the internet at *www.blackrock.com.*

Financial Information
BlackRock makes available through its website at *www.blackrock.com*, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Further, BlackRock will provide, without charge to each stockholder upon written request, a copy of BlackRock's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports. Requests for copies should be addressed to Joseph Feliciani, Managing Director, BlackRock, Inc., 40 East 52nd Street, New York, NY 10022. Requests may also be directed to (212) 409-3519 or via e-mail to *joseph.feliciani@blackrock.com.* Copies may also be accessed electronically by means of the SEC's home page on the internet at *www.sec.gov.*

Inquiries
Individual stockholders should contact stockholder relations at (212) 409-3441 or via e-mail at *invrel@blackrock.com.*

Analysts and institutional investors should contact Paul L. Audet, Chief Financial Officer, at (212) 409-3555 or via e-mail at *paul.audet@blackrock.com.*

News media representatives and others seeking general information should contact Raymond Ahn at (212) 754-5359 or via e-mail at *raymond.ahn@blackrock.com.*

Annual Stockholders Meeting
All stockholders are invited to attend the BlackRock annual meeting on Thursday, May 8, 2003, beginning at 9:00 a.m., local time. The meeting will be held at the New York Palace Hotel, 455 Madison Avenue, Fifth Floor, New York, NY 10022.

Common Stock Prices
The table below sets forth by quarter the range of high and low sale and quarter-end closing prices for BlackRock class A common stock.

2002	High	Low	Close
First Quarter	$46.26	$40.90	$44.60
Second Quarter	$47.35	$40.45	$44.30
Third Quarter	$46.42	$40.00	$41.42
Fourth Quarter	$41.28	$34.30	$39.40
2001			
First Quarter	$44.00	$31.25	$36.00
Second Quarter	$37.77	$30.76	$34.29
Third Quarter	$44.50	$34.01	$44.22
Fourth Quarter	$44.40	$37.46	$41.70

Dividend Policy
BlackRock has not declared any dividends on its common stock and presently intends to retain future earnings, if any, for the development of our business and therefore does not anticipate that our board of directors will declare or pay any dividends on the class A common stock and class B common stock in the foreseeable future. The declaration of and payment of dividends by BlackRock are subject to the discretion of our board of directors. BlackRock is a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to provide cash to us. The board of directors will determine future dividend policy based on our results of operations, financial conditions, capital requirements and other circumstances. In addition, because we are a consolidated subsidiary of PNC, federal banking restrictions on payments of dividends by PNC Bank may apply to us.

Registrar And Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 851-9677

Other Corporate Office Locations
One Boston Place
32nd Floor
Boston, MA 02108
Telephone: (617) 386-2500
Facsimile: (617) 386-2550

40 Torphichen Street
Edinburgh, EH3-8JB
Scotland, U.K.
Telephone: +44-131-472-7200
Facsimile: +44-131-472-7201

Jardine House
Suite 3717-3718
1 Connaught Place
Central, Hong Kong
Telephone: +852-2111-2738
Facsimile: +852-2111-0051

455 Market Street
Suite 1920
San Francisco, CA 94105
Telephone: (415) 486-2600
Facsimile: (415) 977-1208

2-1-1, Otemachi
Chiyoda-ku, Tokyo 100-0004
Japan
Telephone +81-3-3231-7570
Facsimile: +81-3-3231-7576

100 Bellevue Parkway
Wilmington, DE 19809-3700
Telephone: (302) 797-2000
Facsimile: (302) 797-2222

Nomura BlackRock Asset Management Co., Ltd.
2-1-1, Otemachi
Chiyoda-ku, Tokyo 100-0004
Japan
Telephone: +81-3-3241-9980
Facsimile: +81-3-3241-9713

PERFORMANCE NOTES

Past performance is no guarantee of future results.

Liquidity Mutual Funds: Performance data assumes the reinvestment of dividends and capital gains distributions and reflects the performance of the Institutional Class. BlackRock waives fees, without which performance would be lower. Relative peer group performance is based on quartiles from Lipper Inc. Lipper rankings are based on total returns with dividends and distributions reinvested and do not reflect sales charges. Funds with returns among the top 25% of a peer group of funds with comparable objectives are in the first quartile and funds with returns in the next 25% of a peer group are in the second quartile. Some funds have less than ten years of performance.

The BlackRock Provident Institutional Funds TempFund and TempCash are in the Institutional Money Market Lipper peer group, and Federal Trust Fund and FedFund are in the Institutional U.S. Government Money Market Lipper peer group. T-Fund and Treasury Trust Fund are in the Institutional U.S. Treasury Lipper peer group. MuniCash and MuniFund are in the Institutional Tax-Exempt Money Market Lipper peer group. California Money Fund and New York Money Fund are in the California Tax-Exempt and New York Tax-Exempt Money Market Lipper peer groups, respectively. The BlackRock Funds Money Market, U.S. Treasury Money Market, Municipal Money Market, New Jersey Municipal Money Market, Ohio Municipal Money Market, Pennsylvania Municipal Money Market and Virginia Money Market Portfolios are in the Money Market Lipper peer group.

As with other money market funds, investments in BlackRock Provident Institutional Funds and the money market funds of BlackRock Funds are neither insured nor guaranteed by the U.S. government and there is no assurance that a fund will maintain a stable net asset value of $1.00 per share.

Fixed Income Composites Performance: Results do not reflect the deduction of management/advisory fees and other expenses, which will reduce a client's return. For example, assuming an annual gross return of 8.0% and an annual management/advisory fee of 0.25%, the net annualized total return of a composite would be 7.74% over a 5-year period. Frank Russell Company is the source of peer universe data for fixed income composites. Some BlackRock composites have less than ten years of performance.

BlackRock

40 East 52nd Street
New York, NY 10022
Telephone: (212) 754-5560
www.blackrock.com